U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                Amendment No. 2
                                       to
                                   Form 10-SB


      General Form For Registration of Securities of Small Business Issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                           EWRX INTERNET SYSTEMS INC.
                 (Name of Small Business Issuer in its charter)


                 NEVADA                                980117139
      (State or other jurisdiction of              (I.R.S. Employer
       incorporation or organization)             Identification No.)


              #301-543 Granville Street
                Vancouver, BC Canada                    V6C 1X8
      ---------------------------------------          ----------
      (Address of principal executive offices)         (Zip Code)




                     Issuer's Telephone Number: 604-669-6079



           Securities to be registered under Section 12(b) of the Act:

                                      None



           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of class)

                               TABLE OF CONTENTS


                                                                         Page
                                                                         ----
Part 1   Item 1   Description of Business                                  1

         Item 2   Management's Discussion and Analysis and
                  Results of Operation                                    13

         Item 3   Description of Property                                 18

         Item 4   Security Ownership of Certain Beneficial Owners
                    and Management                                        19

         Item 5   Directors, Executive Officers, Promoters
                    and Control Persons                                   20

         Item 6   Executive Compensation                                  24

         Item 7   Certain Relationships and Related Transactions          25

         Item 8   Description of Securities                               26

Part 2   Item 1   Market Price and Dividends of the Registrant's
                    Common Equity and Other Shareholder Matters           26

         Item 2   Legal Proceedings                                       27

         Item 3   Changes in and Disagreement with Accountants            27

         Item 4   Recent Sales of Unregistered Securities                 28

         Item 5   Indemnification of Directors and Officers               29

Part F/S Financial Statements                                             29

Part 3   Exhibit Index                                                    30

Signatures                                                                31

                           FORWARD LOOKING STATEMENTS

     WHEN USED IN THIS REGISTRATION STATEMENT, THE WORDS "EXPECT, "ANTICIPATE," "INTEND," "PLAN," BELIEVE," "SEEK," AND "ESTIMATE" OR SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. HOWEVER, THIS REGISTRATION STATEMENT ALSO CONTAINS OTHER FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS, INCLUDING, BUT NOT LIMITED TO, THE FOLLOWING RISK FACTORS, WHICH COULD CAUSE THE COMPANY'S FUTURE RESULTS AND STOCK VALUES TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD-LOOKING STATEMENT MADE BY OR ON BEHALF OF THE COMPANY. MANY SUCH FACTORS ARE BEYOND THE COMPANY'S ABILITY TO CONTROL OR PREDICT. READERS ARE CAUTIONED NOT TO PUT UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS. THE COMPANY DISCLAIMS ANY INTENT OR OBLIGATION TO UPDATE PUBLICLY ANY AND ALL FORWARD-LOOKING STATEMENTS, WHETHER AS RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.


ITEM 1.  DESCRIPTION OF BUSINESS

Corporate Background
--------------------

     EWRX Internet Systems Inc. (the "Company", "Registrant" or "EWRX") is a publicly traded company. Its primary businesses are destination community Websites, electronic commerce projects ("e-commerce") and Website development focused in the Specialty Automotive Aftermarket defined below. EWRX was incorporated in the State of Nevada on June 25, 1997. The shares of the Common Stock of the Company traded on the OTC Bulletin Board ("OTCBB") under the trading symbol "EWRX" until October 18, 1999 when they traded under the symbol "EWRXE". The "E" was added by the National Association of Securities Dealers, Inc. ("NASD") to reflect the Company's possible inability to meet NASD requirements for listing on the OTCBB. On November 17, 1999, the NASD removed the Company's stock from listing on the OTCBB due to its inability to secure SEC clearance of its disclosures in this Form 10-SB. The Company's stock currently trades on the "pink sheets" (an informal stock quotation service) under the symbol "EWRX". The Company intends to seek relisting of its shares on OTCBB as soon as practicable following clearance of this Form 10-SB. No assurance can be given that it will be successful in such relisting. The Website of the Company is ewrx.com and the logo of the Company is "ewrx.com, Where the Net Works". The corporate office of EWRX is located at #301-543 Granville Street, Vancouver, BC, Canada V6C 1X8 and its telephone and fax numbers are (604) 669-6079 and (604) 669-6042.

     Prior to 1999, the Company's sole business was in the resource sector and the Company held certain mineral interests in the Ukraine. The interests were held in a joint venture with a private Ukrainian company for the development and production and marketing of industrial garnets for abrasive applications ("Garnet Project"). A substantial amount of geological research on the Garnet Project in Ukraine was conducted in early 1997. Based primarily on the technical aspects of the property, the Company entered into a Purchase Agreement in late 1997 to purchase a 49% joint venture interest in the Garnet Project. The
Purchase Agreement required, among other things, the issuance of 2,000,000 shares to the corporation transferring the joint venture interest and certain cash payments aggregating $300,000 over a year period. The joint venture continued its activities at that time and the Company monitored the operations of the Joint Venture from North America. Also, a representative of the seller was elected to the Board of Directors of EWRX pursuant to the negotiated terms of the Purchase Agreement. However, due to lack of adequate financial accountability from the Ukrainian company, EWRX was unable to determine until September, 1998 the poor state of the finance and accounting records of the joint venture. It was determined that $360,000 (US) of railroad taxes were owed by the Company's joint venture partner to the local Ukranian government. Further, it was discovered that there were additional wages owed to employees and the financial records of the joint venture had been prepared under the rules written by the previous communist Soviet government which rules were inapposite to North American accounting principles.

     During this period (Fall, 1998), the International Monetary Fund, with which the Company had been working, announced it would terminate financial support for Russia and the Ukraine. This action led to the Russian and Ukrainian economies collapse and many North American, European and Asian companies lost significant amounts of investment dollars in these countries.

     These factors prompted Management and the Board of Directors of the Company to halt further funding of the project. Approximately $640,000 had been funded by the third quarter 1998 pursuant to funding requirements of the Purchase and Joint Venture Agreements. These funds were primarily used to fund joint venture costs such as buildomg upgrades, purchase of used equipment, contract costs and office equipment.

     The Company began negotiating with the Seller the return of the 2,000,000 shares which were issued as a substantial part of the purchase price under the Purchase Agreement for the Ukraine Garnet Project. These negotiations were successfully concluded in early 1999 and the shares were reacquired by the Company for no further consideration and returned to authorized but unissued status by the Board of Directors. Further, the representative of the seller previously elected to the EWRX Board, resigned on November 5, 1998.

     In the first quarter of 1999, the Company made the strategic decision to change its business direction. In particular, the Company implemented a new business strategy to acquire, finance and operate Internet related companies that either have existing Websites or Websites that are under development and are capable of operating profitably. The Company believes that the substantial growth in Internet commerce activities in recent years, when combined with carefully selected acquisition and development opportunities, represents a significant business opportunity. Effective May 14, 1999, shareholders approved changing the name of the Company from Europa Resources Inc. to EWRX Internet Systems Inc. (pronounced "e-works").

Corporate Objective
-------------------


     The corporate objective of EWRX is to provide Internet services for users within the Specialty Automotive Aftermarket with a online community where customers can interact, acquire relevant information and have easier access to the goods and services that are part of the Specialty Automotive Aftermarket community.

     The Specialty Automotive Aftermarket is defined as the market consisting of automotive products added to a vehicle by choice and not need. This market includes products to enhance the appearance, performance and enjoyment of vehicles and excludes other products such as oil filters, sparkplugs and other maintenance and repair items. There are sub-markets within the specialty automotive aftermarket. They include classic cars, light trucks, rod and custom, off-road vehicles, racing, and street performance.

     When evaluating the Specialty Automotive Aftermarket, EWRX found a growing but fragmented industry made up of a large number of smaller markets that together service millions of people who have a high degree of interest in the products and services within this market. This market is estimated to be $20 billion per year according to SEMA (Specialty Automotive Equipment Marketing Association), the largest automotive trade association in the world (1998 SEMA Market Report).


Acquisition of Classic Car Source and North Fork Publishing
-----------------------------------------------------------

     During the second quarter of 1999, the Company completed the first acquisition as part of its new Internet-related business strategy. EWRX acquired 100% of the shares of Common Stock of Classic Car Source, Incorporated ("Classic Car") and 100% of the shares of Common Stock of North Fork Publishing Incorporated ("North Fork") by issuing 1.45 million shares of Common Stock of the Company and paying $200,000 in cash. These companies were previously held privately under common control by the principals of Classic Car and North Fork.


     EWRX owns five Internet websites. It's primary websites, Classicar.com and ClassicTruckshop.com, ("EWRX Websites"), are two of the larger destination Internet websites for classic vehicle enthusiasts. Combined, the two sites average 7.5 million hits and 2.5 million page views per month. The sites contain more than 3,500 pages of content and 93 chat groups and messages boards that are supervised by more than 30 volunteers across the United States. Users can share technical tips, information and stories with other enthusiasts, classified advertising, monthly e-mail, newsletters, buying and selling of parts and other products and services.

     North Fork Webwrx, a Website developer, provides design and consulting services to clients in the Specialty Automotive Aftermarket. North Fork develops and services over 70 websites and adds Website development capability to EWRX. North Fork provides custom software and Website design services, Internet database services and custom e-commerce software solutions to a variety of businesses seeking to maximize the use of the Internet. North Fork also provides technical support services to the EWRX group of websites. Typically, North Fork retains the ownership and rights to proprietary software and related systems that are developed in conjunction with custom projects. The developed software is also available to other users in the Internet business.

Business Objectives
-------------------

     EWRX's primary objective is to capture a portion of the $20 billion a year Specialty Automotive Aftermarket in the next eighteen months. (Reference is SEMA's 1998 Market Report.)


     To  achieve  the  primary  objective,   EWRX  has  several  short-term  and
medium-term business objectives which must be completed.

1) Raise $3 million or more in capital for the immediate requirements in 1999-2000.


          EWRX intends to raise $3 million through a private placements in 1999-2000 to be used for the re-development and re-programming of the Classicar.com and Classictruckshop.com Websites and promotion of the various EWRX Websites. As of this date, approximately $800,000 has been raised by the Company towards this goal. See Item 2 - Management's Discussion and Analysis and Results of Operation.


2)   Complete  the   re-development  and  re-programming  of  Classicar.com  and
     Classictruckshop.com by the fourth quarter of 1999.

          This work will be accomplished in conjunction with the contract with Xceed and includes full development of e-commerce capabilities preparing the sites for the 21st Century. As of November 2, 1999, the Company had completed a major portion of this work.

3)   Complete the development of MotorWrx.com in the first quarter of 2000.

          MotorWrx.com provides a single gateway on the Internet to the EWRX group of Websites located within the portal. EWRX intends MotorWrx.com to be one of the largest single destination sites for the Specialty Automotive Aftermarket on the Internet and it is planned to provide a single point entry for automotive enthusiasts in the worldwide market.

4) Complete the development of BigBadCatalog.com, the major EWRX electronic catalog, by mid 2000.


     This work will be part of the Xceed contract for development and programming. (See Item 1 - Description of Business - Strategic Alliances and Affiliations.) EWRX will be integrating digitized standard printed catalogs for a large number of parts manufacturers and distributors into BigBadCatalog.com. This will create a centralized point where automotive parts can be purchased directly from manufacturers and distributors.


5) Complete additional acquisitions, joint ventures and/or strategic alliances of major Website-related companies by year-end 2000.


          EWRX has identified and is in initial discussions and negotiations with other Specialty Automotive Aftermarket Website companies that may be potential acquisitions, joint venture partners or with whom to form strategic alliances. The focus of these relationships will be to create or acquire content-related Website communities for various aspects of the Specialty Automotive Aftermarket. These communities are accessed through the MotorWrx.com portal and will provide additional revenue streams to EWRX.


6) Increase brand awareness for the EWRX, Motorwrx.com, ClassicCar.com, Classictruckshop.com and related Websites and brands.


          EWRX has initiated a program to significantly increase overall brand awareness of the various EWRX Websites through a national program with co-sponsors and significant advertising effort. In addition, EWRX has participated as a major exhibitor and speaker at the November 1999 SEMA show in Las Vegas.

7)   Raise $25 million in capital for acquisitions,  development of Websites and
     e-commerce,   advancement  of  Website  development  services  and  working capital.

          EWRX anticipates the undertaking of an offering in the public market in the first half of 2000. The Company also anticipates that this offering would be paralleled by an offering in Europe on an European exchange such as the Frankfurt or London exchanges. No assurance can be given that any such offering shall occur.

8)   North Fork WebWrx Projects:

          North Fork Webwrx is a leading Internet solutions provider serving the Specialty Automotive Aftermarket with high-end web site design, Internet database programming, custom e-commerce applications and strategic Internet marketing consulting. With public acceptance of the Internet surging, and business to business commerce revolutionizing the traditional distribution system, EWRX believes North Fork is well positioned for several years of Internet development services.

          North Fork has revenue-producing projects for a variety of clients in the following areas:

          Website development. This range of service represents the largest revenue stream and includes the design, development, and maintenance of a wide range of business to business commerce sites, Intranet (internal business communications) and large-scale consumer sites.

          Online advertising. North Fork will continue to develop banner ads and other online advertising projects for Classicar.com and classictruck.com as well as the new sites within the motorwrx.com portal (light-truck, off-road, racing, custom, etc.). In addition to these sites demanding banner ads, there are other opportunities North Fork is prepared for:

          1. Online advertising. Banner ad development, banner placements and other online advertising projects for other parties.

          2. Market consulting. North Fork will continue to develop market consulting, such as Internet launch strategies, site development analysis and Internet marketing plans.


          3.   Web site hosting.  North  Fork  currently hosts over 70 web sites
               for classic car and  classic   truck   related   businesses   and
               organizations.

          4. Special projects. North Fork has developed proprietary software for high-end grocery kiosks and intends to generate more revenue by distributing this software to a large chain grocery and a high traffic consumer portal site.

          The redevelopment and reprogramming of Classicar.com and Classictruckshop.com, including graphic development and programming for Classictruckshop.com, are being done in-house. As the content type and programming capabilities for Classictruckshop.com and Classicar.com are similar, the Company uses the programming developed for Classicar.com to run features on Classictruckshop.com.

          BigBadCatalog.com - The Company will create some in-house programming for parts applications. The majority of the programming will come from information provided by an identified automotive parts wholesaler.

          Motorwrx.com - The Motorwrx.com website is a directory to the other content sites. There is no programming required for Motorwrx.com outside of the existing programming already in development or in place for the content sites. Some graphic design is required and is underway.

          The estimated cost of certain improvements is:


                                                                                        Anticipated
     Estimated Costs                                                                      Date of
     Through Year 2000      Graphic Redevelopment     Programming      Total            Improvement*
     -----------------      ---------------------     -----------     --------          ------------
     Classicar.com                 $65,000              $30,000       $ 95,000     August 1999 to March 2000


     Classictruckshop.com          $45,000              $25,000       $ 70,000     February 2000 to April 2000

     BigBadCatalog.com             $75,000              $200,000      $275,000     January 2000 to June 2000

     MotorWrx.com                  $10,000              $0            $ 10,000     February 2000

     Other Proposed
        Internet Sites             $65,000              $85,000       $150,000     January 2000 to June 2000
                                                                      --------
                                                                      $600,000
                                                                      ========


     * May change based on the Company's ability to obtain financing for these projects.

     Off-road, rod and custom, restoration sites may be joint ventured or acquired. The costs of these is projected to be approximately $1.6 million. However, no such sites are under negotiation at this time.

Strategic Alliances and Affiliations
------------------------------------

     Xceed, Inc.

          In July 1999, EWRX signed a consulting agreement with Xceed, Inc., a world leading Internet architect and e-commerce solution provider. Under the terms of the agreement, Xceed was appointed as the Company's Internet consultant and co-developer in connection with the redevelopment and re-programming of EWRX Websites. The Company expects to have its Websites' e-commerce operational in the fourth quarter of 1999. The EWRX affiliation with Xceed will provide an accelerated development of its Websites and enhance the visibility of EWRX on the Internet marketplace.

          As part of the business relationship with Xceed, it may make an equity ownership in the Company. Further, EWRX expects to build a partnership with Xceed including business contacts and association among Xceed , EWRX and their other Internet clients.

     Data Return Inc.

          Data Return of Dallas-Ft. Worth, an Internet hosting facility has provided Website hosting to EWRX, its subsidiaries and many of its clients since January 1998. Data Return manages a remote data center with more than 350 Compaq ProLiant systems running the Microsoft Windows NT Server network operating system. Data Return hosts business-critical Websites for individual companies as well as for Internet service providers (ISPs), Website developers, and telecommunications carriers. The firm's staff consists of Microsoft-certified and Compaq-certified professionals.

          All equipment is housed in multiple data centers in Dallas-Fort Worth and connected to the Internet via a multi-backbone network with local access to seven Tier-1 backbone providers. In layman's terms, this means that Data Return provides seven redundant connectors to provide service continuity. Further, Data Return utilizes two backup diesel generator systems to supplement conventional power sources in the event of loss of primary power.

     Specialty Equipment Marketing Association (SEMA)

          Since 1996, EWRX subsidiaries have been members of The Specialty Equipment Marketing Association, the largest automotive aftermarket trade association in the world. Dan Jondron, President of Classicar.com and North Fork WebWrx, has been SEMA's primary instructor for Internet marketing related topics since that time. At SEMA's request, EWRX has provided a detailed proposal to construct what will become the primary business-to-business Internet site for SEMA's 3,500 member companies. Selection is in progress for this proposal and North Fork Webwrx is among two other companies on the list for consideration for this project.

Markets and Marketing Plan
--------------------------

Market Overview - Specialty Automotive Aftermarket

     All references in this section are from SEMA's 1998 Market Report

     The Specialty Automotive Aftermarket is made up of a large number of smaller markets, with their own interests, products and services. This market is strictly driven by buyers seeking specific products and services related to the hobby aspects of vehicles as opposed to transportation and maintenance.

     Because of market fragmentation and because the Internet is new to the Specialty Automotive Industry, the public has not been exposed to the wide variety of goods and services available to it from this market.

     Despite the fragmented market, it is a growing market. In 1997, the retail sales of the Specialty Automotive Aftermarket, were $19.3 billion dollars and the market has grown 57.4% since 1990, at a compounded annual growth rate of 8% per year.

     The consumers who make up this industry are predominately younger to middle aged men. Over 55% are under the age of 44, and enjoy higher education and higher income levels than the general population. On average these consumers own
2.9 vehicles and are willing to spend a significant amount of money ($1,000-$5,000 a year depending on the market niche) to improve the appearance and performance of their vehicles

     In general, the Market can be divided into three main segments.

     1)  Specialty Accessories and Appearance, (52.4% market share)
                  Includes all exterior or interior products that improve either the comfort or looks of a vehicle.

     2)  Racing and Performance (22.9% market share)
                  Includes all products that improve performance and efficiency (for example: carburetors, spark plugs, drive shafts and other engine parts).

     3)  Wheels, tires and suspension components (24.7% market share)
                  Includes specialty products for wheels such as performance shocks, struts, specialty high performance tires and brakes.

     Out of these three main market segments, there are seven acknowledged and well defined-sub-markets and one miscellaneous sub-market. These include:

     Light-truck Market - parts and services that change the appearance, performance, and/or handling of light trucks (pickups, vans and sports utility vehicles).

     Racing Market - products for "off-street" professional and amateur racing or motorsports.

     Off-road Market - products designed to modify the appearance, performance and/or handling of vehicles for use off paved roads.

     Restoration Market - products and services used in returning vehicles, particularly classics, to their original manufactured condition.

     Street Performance Market - products for the "muscle car or performance car market used to change the appearance, performance and/or handling of vehicles for street use.

     Restyling Market - products used to modify the exterior or interior styling of vehicles after they have left the factory and are not found in other market categories.

     Street Rod and Custom Market - products and services used in the construction, maintenance, and operation of street rods and customs.

     Other Markets - products that do not neatly fit into the seven defined market segments. Typically electronic or high-tech in nature such as radar detectors and custom sound systems.

     When evaluating the Specialty Automotive Aftermarket, EWRX recognized the potential the Internet has to provide consumers in this marketplace with better prices, more selection, greater availability and easier access to products and services they desire. An industry and market of this size, with little overall public awareness made up of a large group of viewers characterized as classic vehicle enthusiasts who have a strong interest in the products and services within this market, provides the Company with a unique opportunity. This opportunity is one of establishing brand dominance in this marketplace by creating an Internet portal through which all the market segments in this industry enter and congregate.

Competition and Uncertainty of Market Acceptance
------------------------------------------------

     The traditional marketplace for classic automobiles and related products and services is well established and includes mail order, retail outlets, direct customer advertising and private party transfers, all of which makes the market for the Company's services highly competitive. In addition, many companies and individuals are engaged in developing e-commerce using the Internet marketplace. Many such companies have greater financial resources and larger technical staffs than the Company, which could result in the Company being at a competitive disadvantage. In addition, companies not currently in direct competition with the Company may introduce competing products in the future.

     Introducing e-commerce based upon the Internet marketplace remains an emerging industry and is characterized by rapid technological changes and introductions of new products and services. Demand for and market acceptance of newly introduced services and products, such as those planned by the Company, are subject to a high level of uncertainty.

Dependence on Key Customers, Suppliers and Strategic Relationships
------------------------------------------------------------------


     Until recently, the Company was in the development stage and had no material or critical customers, the loss of whom would have a material impact on operations. The Company will endeavor to develop such relationships in the future. The creation of relationships with key customers, as well as relationships with key suppliers and others is significant in order to further the Company's business objectives in the future. No assurance can be given that such relationships will be created, or that, if created, such relationships will continue to be beneficial to the Company.

Impact of Technological Change
------------------------------

     The Internet as a whole is characterized by rapid technological changes, innovations and frequent new product introductions. The Company's success will depend to a substantial degree on its ability to design, develop and enhance its web pages and related services and to successfully market such services and to attract new customers. This will require the timely selection, development and marketing of new products or services and enhancements on a cost-effective basis. There can be no assurance that the Company will achieve these objectives or that products or technologies developed by others will not render the Company's web pages, products or technologies noncompetitive. A fundamental technological change could have a material adverse effect upon the Company.

Governmental Approvals and Regulations
--------------------------------------

     The Company believes that no significant governmental approvals are necessary for any of its products or services. Further, the Company believes that compliance with federal, state and local laws or regulations which have been enacted or adopted to regulate the environment has not had, nor will have, a material effect upon the Company's capital expenditures, earnings, competitive or financial position.

     A major risk of Internet companies is the unknown but potential regulation and taxation of Internet activities. The Internet industry is currently unregulated primarily because it is an international business subject to self-regulation by its participants who control websites in e-commerce. The United States government is examining the merits and disadvantages of regulation of content and taxation of e-commerce in the current year and in future years. The Company has no way to determine what the action of the United States government might have on its future activities and related revenues and profits.

Effect of Y2K and Risks of Year 2000 Compliance
-----------------------------------------------

     The Company is dependent on the operation of numerous systems that may be adversely affected by the Year 2000 problem, including:

     -    EWRX's internal systems; and

     - equipment, software and content supplied to the Company by third-party vendors that may not be Year 2000 compliant, including outside providers of Web-hosting services on which the Company is currently dependent.

     Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot distinguish twenty-first century dates from twentieth century dates. To function properly, these date-code fields must distinguish twenty-first century dates from twentieth century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements.

     The Company's future business depends on the successful operation of the Internet following the commencement of the year 2000. If the Internet is inaccessible for an appreciable period of time, or if customers and users are unable to access the Company's sites, its business and revenues could be materially adversely affected. The Company is also subject to external forces that might generally affect industry and commerce, such as telecommunications, utility or transportation company Year 2000 compliance failures, related service interruptions and the economic impact that such failures have on the Company's customers and advertisers.

     Unlike other businesses, EWRX does not have an installed base of legacy systems dating back many years. Nonetheless, in order to reduce the risks of the Year 2000 compliance problem, EWRX has undertaken a two-phase process of analyzing the impact of the Year 2000 problem. First, it has completed an initial assessment of its primary internal systems and, based on such assessment and our knowledge of the specific software and systems, EWRX currently believes that its systems are Year 2000 compliant in all material respects or can readily be brought into compliance with the application of corrective software modifications. In many cases, the Company expects these modifications to be provided by the vendors of the computer and software products we have installed. EWRX has not incurred material costs to date in this informal phase of the assessment process, and currently does not believe that the cost of additional actions will have a material effect on its results of operations or financial condition.

     Second, EWRX is in the process of performing a further assessment of both its internal systems and the vendor-supplied items and services it employs to determine how the Year 2000 problem will affect all aspects of its operations. EWRX will complete this second phase of its assessment by fourth quarter, 1999. The further assessment review of the following EWRX systems:

     -    hardware systems, including servers and systems used for date storage;

     -    software  systems,  including  applications,   development  tools  and
          proprietary code;

     -    infrastructure systems, including routers, hubs and networks;

     - facility systems, including general building functions, security, HVAC and related operations; and

     - the systems of our business partners, including content providers and internet service providers ("ISP's").

     EWRX is conducting its formal assessment of Year 2000 compliance by gathering information on each aspect of EWRX's systems, reviewing each component or application for date usage, and examining date representations. As to EWRX's systems, the results to date of this formal assessment are consistent with the results of its informal assessment.

     With respect to vendor-supplied items and services, EWRX is conducting a review of product compliance information on such items and services available online, in vendor literature and through trade group information resources, contacting its vendors for compliance information, and maintaining documentation of assessments that have been performed by such vendors or outside sources. To date, EWRX has received assurances from its third party vendors, Data Return (Web server), Fairmarket (auction software) and Critical Path (e-mail software) that their products and services are Year 2000 compliant. Further, such vendors have received similar assurances regarding Year 2000 compliance from their vendors. Finally, EWRX has already developed some contingency plans to cover failure of third party supplier systems. The Company believes that a failure of Critical Path and Fairmarket systems would not materially affect its operations. The failure of Data Return's Web server could have an adverse impact on the Company's operations, but EWRX has both the hardware/software and staff expertise to service its Website; however, it may take some time for conversion to the Company's systems during which time the Website may be inoperable.

     The further assessment will lead to the creation of a remediation and contingency plan for achieving Year 2000 compliance. EWRX does not anticipate, however, undertaking an assessment of the Year 2000 compliance of the Internet or its underlying telecommunications infrastructure, and will therefore be unable to predict the impact of Year 2000 issues that might affect the broader Internet business community, including EWRX.

     Based on the completed initial assessment and progress on the further assessment, EWRX currently believes that its internal systems are or can readily be made Year 2000 compliant in all material respects. However, it is possible that these current internal systems contain undetected errors or defects with Year 2000 date functions. In addition, although the Company does not anticipate problems, vendor- supplied items and services could contain undetected errors or defects which, if not corrected, could result in serious unanticipated negative consequences, including significant downtime for one or more EWRX internet properties.

     Although EWRX is not aware of any material operational issues or costs associated with preparing its internal systems for the year 2000, and although it has not incurred material costs to date with respect to the Year 2000 compliance of these internal systems, the occurrence of any of the following events could materially and adversely affect EWRX's business, results of operations and financial condition:

     - errors and defects are detected after the formal assessment process is completed;

     - third-party equipment, software or content fails to operate properly with regard to the Year 2000; or

     - Web advertisers expend significant resources to correct their current systems for Year 2000 compliance, resulting in reduced funds available for Web advertising or sponsorship of Web services.

Employees
---------


     At November 1, 1999, the Company employed 20 people full time and 11 consultants on a part-time basis.

     The future  success of the  Company  depends to a  significant  extent upon
certain  senior  management,   technical  personnel  and  software   development
personnel. The Company also believes that its future success will depend in large part on its ability to hire and retain highly skilled technical, managerial and marketing personnel, as well as to attract and retain replacements for or additions to such personnel in the future. Demand for new, specially trained and experienced personnel has increased worldwide. The loss of certain key employees or the Company's inability to attract and retain other qualified employees could have a material adverse effect on the Company's business.

Reports to Security Holders
---------------------------

     The public may read and copy any material files with the SEC at the SEC's Public Relations Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549 and/or obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the Company is an electronic filer and as such, all items filed by the Company with the SEC which contain reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which site is available at http://www.sec.gov. The Company also maintains an Internet site which contains information about the Company.

     The site is available at http://www.ewrx.com.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATION

PLAN OF OPERATION

Revenues and Financing
----------------------

     The Company has minimal revenues from banner advertising and Website consulting services from the Classic Car and North Fork operations. It intends to derive its principal expanded revenues from these same sources and from the electronic catalog, BigBadCatalog, and from premium memberships on its Websites. It is anticipated that the Internet and related e-commerce will continue to become more accessible and that the market opportunities for the Company will continue to expand in North America and internationally. In order to maintain sales growth, the Company intends to expand the content and to improve the services on its Websites and where appropriate add new Websites that are compatible with the existing Websites, primarily related to the Specialty Automotive Aftermarket.

     The Company has been funded to date through private placements of approximately $1,500,000 in 1999, to acquire Classic Car and North Fork, initiate work in these operations and for corporate administrative and sales costs. In addition to the Harmonic Research Inc. agreement described below the Company continues to investigate and solicit funding primarily through private placements of its securities.

Operations for the Next Twelve Months
-------------------------------------


     The Company's intended operations for the next twelve months are set forth in Item 1 - Business Objectives. Subject to availability of financing, it is the intention of the Company to complete the re-design of its current Websites and implement banner advertising and gift shop sales programs by the end of 1999. Development of its electronic catalog will be completed in the first quarter of 2000. The re-design of the Websites was initiated in June, 1999 and when the redesign is completed, solicitation and implementation of the premium memberships for the Websites will begin and will be in place in early 2000. These activities are the principal sources of expanded revenues for the Company.


     The Company believes that revenues anticipated in the next twelve months and the financing as described in Item 1 - Business Objectives will provide sufficient cash flow for its operations in that twelve month period, However, no assurance can be given that the types of revenues projected by the Company or the financing contemplated by the Company will occur. Additional capital, as described in CAPITAL RESOURCES below, will be required for significant expansion of Website capabilities and other Company activities such as additional Websites and related acquisitions.

CAPITAL RESOURCES

     On July 15, 1999, the Company entered into an agreement with Harmonic Research, Inc. (Harmonic), an investment fund management company to sell by way of a private placement of units consisting of 50,000 shares of Class A common stock and one three-year warrant to purchase 50,000 shares of Class A common stock at an exercise price to be set by the Company during the negotiations with investors buying the private placement. Harmonic will also provide financial advisory services. Harmonic compensation includes an initial fee of $15,000 for the first 90 day period of the Agreement and an additional $15,000 for each 90-day period if the Agreement is extended by the Company. The Company has granted Harmonic an option to purchase three-year warrants consisting of 300,000 shares of the Company's common stock at $1.00 per share, 150,000 as of July 15, 1999 and an additional 150,000 shares when the initial $500,000 of the financing is complete. To date that option has not been exercised by Harmonic. The Company will also pay Harmonic an additional fee for any financing (including the initial $3,000,000) of 8% of the amount raised by Harmonic as a cash fee and 8% of any securities related to that financing. Harmonic is also entitled to the following fees should the Company enter into a merger, consolidation, reorganization, business combination or acquire another company where Harmonic was the finder:

          10% of the aggregate value of the transaction for the first $2,000,000 of the transaction

          8% of the aggregate value of the transaction for the second $2,000,000 of the transaction

          6% of the aggregate of the transaction for the third $2,000,000 of the transaction, and

          4% of the aggregate of the transaction remaining value of the transaction.

     Proceeds from the sale of Common Stock will be used to pay offering costs and to expand the brand recognition of the Company's websites through advertising and marketing and to fund website redesign that will in turn enhance the commercial value of Websites as previously discussed. Proceeds will also be used for general working capital, and general and administrative purposes. To date, Harmonics has not raised any financing for the Company.


     As of October 19, 1999, the Company completed a private placement of 945,291 units, $0.85 per unit, each unit consisting of one common share and a non-transferable warrant exercisable at $1.00 for two years from the date of the subscription. A total of approximately $800,000 was raised in this placement. The private placement increased the number of fully diluted common shares at this time by 945,291 shares. This placement was not subject to the terms of the agreement with Harmonic noted above although Harmonic arranged the sale of a portion of the offering.

     The Company had preliminary discussions with third parties to raise up to $3,000,000 using a combination of shares and warrants at the market price at the time of subscription. These discussions have been postponed due to the NASD's action to terminate quotation of the Company's securities on the OTCBB. Upon clearance of this registration statement by the SEC, the Company intends to seek relisting of its securities on the OTCBB from the NASD and then reopen the discussions and conclude this financing.

     The Company anticipates that its monthly general and administrative costs (e.g. salaries, rent, corporate expenses) are approximately $100,000 and that in mid-2000 there will be sufficient revenue from the operations of its Websites to pay for these costs and sales costs. The funds provided in the financing of approximately $800,000 described above are primarily for on-going development of the Company's Websites and associated business. There can be no guarantee of funding beyond the recent approximate $800,000 placement or that future financing efforts will be successful. However, the Company has successfully funded its activities for more than two years using similar methods of financing. Management is confident of its ability to continue to finance the Company until revenue is adequate to provide for all of the Company's expenses.

     The Company is dependent upon the proceeds of its proposed offering of Common Stock to implement its business plan and to finance its working capital requirements. Should the Company's plans or its assumptions change or prove to be inaccurate or offering proceeds are insufficient to fund the Company's operations, the Company would be required to seek additional financing sooner than anticipated. The Company may determine, depending upon available opportunities, to seek debt or additional equity financing to fund the cost of continuing expansion or other acquisitions. To the extent that the Company incurs indebtedness or issues debt securities, it will be subject to risks associated with such indebtedness, including interest rate fluctuations, collateral arrangements and the possibility that cash flows may prove inadequate to repay such indebtedness. The Company has no current arrangements with respect to, or sources of, additional financing. There can be no assurance that additional financing will be available to the Company on commercially reasonable terms or at all. If the Company is unable to obtain the financing it requires, its ability to meet its current plans for expansion could be materially adversely affected.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Until recently, the Company was a development stage enterprise. Its principal assets today are its investments in Classic Car and North Fork. From inception to date, the Company has incurred significant operating losses resulting in its working capital deficit and stockholders' deficit.


     From inception through December 1998, the Company's sole business was in the resource sector and the Company held certain mineral interests in the Ukraine. The Company's interests were held in a joint venture as discussed in
Note 2 of Notes to Financial Statements. Through 1998, the Company made payments and advances to the joint venture that aggregated $662,532. Such payments were principally funded by sales of common stock from inception through 1998. Due to poor market conditions and the uncertainty of financing the development of mineral properties located in Ukraine, the Company elected to abandon these mineral interests in the fourth quarter of 1998, which represented substantially all of the Company's assets at that time. As a result, the Company has retroactively written off its entire unrecovered investment in, and advances to the joint venture during the fiscal years ended December 31, 1997 and December 31, 1998.

     During 1997, 1998 and for the six months ended June 30, 1999, the Company did not generate any significant operating revenues. However, with the completion of the purchase of Classic Car and North Fork, as discussed previously, the Company has entered the e-commerce marketplace to generate future revenues. By using proprietary information management software and by using the Internet as an e-commerce marketplace, the Company believes that it can provide participants with enhanced selection and pricing for automotive products and services. In return, the Company plans to charge a fee, on a transaction-by-transaction basis, for all business conducted by third parties using the Company's websites. The Company also expects to generate additional revenues by selling advertising on its websites to third parties. Further, the Company expects North Fork to earn increased service revenues by continuing to provide custom software and website design services, Internet database services and custom e-commerce software solutions to a variety of businesses seeking to maximize the use of the Internet. As of November 2, 1999, the Company has completed the major portion of its Website designs for Classicar.com and Classictruckshop.com with the re-designed Websites on line. As of November 3, 1999, the Company initiated its banner and advertising program to provide advertisers with on-line placement capabilities on the Company's Websites.

     Expenses, other than the loss from write-off of investment in joint venture as described above, have been for salaries, including consultants, professional fees and general office expenses. Operating expenses increased from $587,715 in the first six months of 1998 to $608,150 for the comparable period in 1999. This increase resulted primarily from costs of acquiring and operating Classic Car Source and North Fork Publishing during June and July, 1999, as well as increased costs associated with the filing of this registration statement. As discussed previously, in the first quarter of 1999, the Company made the strategic decision to change its business focus to acquire, finance and operate Internet related companies that either have existing websites or websites that are under development and are capable of operating profitably. The Company believes that the substantial growth in Internet commerce activities ("e-commerce") in recent years, when combined with carefully selected acquisition and development opportunities, represents a significant business opportunity. When the Company funds and develops its business, general and administrative expenses are expected to increase significantly from the current level of approximately $100,000 per month. The amount of such increase will vary depending on the level of increased business activity which the Company is able to finance.

Development Stage Company
-------------------------

     Until recently, the Company was in the development stage and had a limited operating history upon which an evaluation of its future performance and prospects could be made. The Company's prospects must be considered in light of the risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new business in an emerging and evolving industry. Since inception, the Company has generated no significant revenues and has incurred operating losses resulting in a working capital deficit. Inasmuch as the Company will continue to have a high level of operating expenses and will be required to make significant up-front expenditures in connection with the proposed development of its business, the Company anticipates that losses will continue for at least the next 12 months or until such time as the Company is able to generate sufficient revenues to finance its operations and the costs of continuing expansion. There can be no assurance that the Company will be able to generate significant revenues or achieve profitable operations.

Need for Additional Financing
-----------------------------


     The Company is dependent upon the proceeds of proposed offerings of Common Stock to implement its business plan and to finance its working capital requirements. Should the Company's plans or its assumptions change or prove to be inaccurate or offering proceeds are insufficient to fund the Company's operations, the Company would be required to seek additional financing sooner than anticipated. Should Harmonic not be successful in securing the funds under the terms of it agreement with EWRX, the Company will be required to find other means and sources of funds. As of June 30 1999, the Company continues to incur substantial costs related to its operations and re-development and re-design of its Websites. Management is confident it will be able to continue raising funds in the balance of 1999 as it has in the early part of 1999, principally through private placements. The Company's Form 10-SB filing became effective on October 30, 1999 (subject to responding to SEC comments on that filing). Henceforth, the Company will be subject to the reporting requirements of the Securities Exchange Act of 1934.


     There can be no assurances given that the Company will be successful in generating sufficient revenues from its planned activities or in raising sufficient capital to allow it to continue as going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These factors can affect the ability of the Company to implement its general business plan including specific plans to re-design
Websites, to develop an on-line Specialty Automotive Aftermarket equipment catalog, to implement a banner advertising sales program, to implement gift shop sales and to implement a premium membership for its Website visitors, the principal means of revenue generation for the Company's Internet markets.


Effects of Year 2000 Compliance
-------------------------------

     The Company's business is integrally linked to computers, computer software and the Internet. As such, its future development and business is subject to all of the risks and costs associated with Year 2000 compliance. The Company does not anticipate expenditure of substantial sums to achieve Year 2000 compliance. See Item 1 - Business - Effects of Y2K and Risks of Year 2000 Compliance.

ITEM 3.  DESCRIPTION OF PROPERTY

Corporate Offices
-----------------

Vancouver, British Columbia


     The general corporate activities of EWRX are conducted in the Vancouver, British Columbia office. The principal business office is #301 - 543 Granville Street, Vancouver, BC, Canada V6C 1X8. These activities include financing, investor relations, accounting, marketing and general corporate administration. The Company has seven full-time employees in Vancouver.

Bellingham, Washington

     The Company's Internet operations are located in the Bellingham, Washington office. Bellingham is strategically located near Seattle's major technological and Internet employment base. The principal operations offices for Classic Car Source, Incorporated and North Fork Publishing Inc. are located at 1200 Harris Avenue, Suite 104, Bellingham, Washington 98225. The Company believes there are sufficient technical personnel in this area as required for its business activities. The activities in Bellingham include Website development and maintenance, programming and Internet consulting and marketing services. There are thirteen full-time employees in Bellingham.


     The Company's corporate and operations offices are leased facilities. The Company's other property consists of office equipment, Website domains and proprietary software.

Supporting Offices
------------------

     The Company maintains an executive office in Denver, Colorado. This office coordinates corporate governance, securities law compliance, legal and auditing functions.

Trademarks and Domain Sites
---------------------------

     The Company owns thirty-five (35) Websites domain names and adds new domains as required with the expansion of its Web activities. Applications for certain trademarks related to the domain names and the Company's Internet business is anticipated in 1999. Currently the Company holds no trademarks.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information as of June 28, 1999, regarding the record and beneficial ownership of the Common Stock with respect to: (i) any individual or group of affiliated individuals or persons owning, of record or beneficially, five per cent (5%) or more of the outstanding Common Stock; (ii) the amount of shares of Common Stock owned by each executive officer and director of the Company; and (iii) the number of shares of Common Stock owned, of record or beneficially, by the directors of the Company as a group. No shares of the Preferred Stock are issued and outstanding. Except as otherwise indicated based upon information provided by such owners, the Company believes that the beneficial owners listed below, have sole voting and investment power with respect to such shares.

                                    Shares of $0.001 Par Value
Name                              Common Stock Beneficially Owned    Percent (1)
----                              -------------------------------    -----------

Ronald C. Davis                           1,667,832 (2)                 12.99
       Director, President &
       Chief Executive Officer
        2746 Yale Street
        Vancouver, British Columbia
        V5K 1C3

Richard P. Ott                              350,000 (3)                  2.69
       Director & Treasurer
        Vancouver, British Columbia

William R. Wilson                           250,000 (4)                  1.94
       Director & Secretary
        410 17th Street, Suite 1375
        Denver, CO 80202

Dan Jondron                                 705,822 (5)                  5.50
       Director and President,
        Classic Car Source, Inc.
         1200 Harris Avenue, Suite 104
         Bellingham, WA 98225

Carl LaFlamme                               152,984 (6)                  1.19
       Vice President - Marketing
         #301 - 543 Granville Street
         Vancouver, British Columbia
          V6C 1X8

Johnscott Lee                               537,123 (7)                  4.19
       Classic Car Source, Inc.
       1200 Harris Avenue, Suite 104
       Bellingham, WA 98225

Peter Shepherd                            1,459,000                     11.53
      2236 134th Street
      Surrey, British Columbia
       V4A 9T9

Directors and Officers as a group         3,588,761                     28.50
  (six persons)

------------------------
(1) In addition to 12,656,689 shares of common stock as of June 28, 1999, the percentages noted in this section assume that 1,230,000 shares of Common Stock pursuant to various option to existing management and directors which may be issued in whole or in part within 60 days of the date of this Registration Statement.

(2) Includes options to purchase 180,000 shares of Common Stock, which may be exercised in whole or in part within 60 days of the Registration Statement.

(3) Includes options to purchase 350,000 shares of Common Stock, which may be exercised in whole or in part within 60 days of the Registration Statement.

(4) Includes options to purchase 250,000 shares of Common Stock, which may be exercised in whole or in part within 60 days of the Registration Statement.

(5) Includes options to purchase 150,000 shares of Common Stock, which may be exercised in whole or in part within 60 days of the Registration Statement.

(6) Includes options to purchase 150,000 shares of Common Stock, which may be exercised in whole or in part within 60 days of the Registration Statement.

(7) Includes options to purchase 150,000 shares of Common Stock, which may be exercised in whole or in part within 60 days of the Registration Statement.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS (1)

         Directors, officers and key employees of the Company, their respective positions and ages and the year in which each director was first elected, are set forth in the following table. Additional information concerning each of these individuals follows the table:
                                                              Director
Name                       Age     Position                   Since
----                       ---     --------                   --------
Officers and Directors
----------------------
 Ronald C. Davis            48     President, Chief           Inception in 1997
                                   Executive Officer
                                   and Director

 Richard P. Ott (2)         64     Treasurer and Director     December 1997

 William R. Wilson (3)      57     Secretary and Director     October 1998

 Dan Jondron (4)            43     Director, President        June 1999
                                   Classic Car Source, Inc.
                                   and North Fork
                                   Publishing Group Inc.

Name                       Age     Position
----                       ---     --------
Other Key Employees
-------------------
 Johnscott Lee (5)          47     Vice President-Technology

 Carl LaFlamme              40     Vice President, Marketing

 Robert R. Gilmore          47     Acting Chief Financial Officer

-------------------------
(1)  All Directors and Officers serve until their successors are elected.

(2) Mr. Ott provides part-time consulting services to the Company in addition to his duties as a Director and officer.

(3) Mr. Wilson provides part-time consulting services to the Company in addition to his duties as a Director and officer.

(4)  Mr.  Jondron has an Employment  Agreement  with the Company as President of
     Classic  Car  Source  and  North  Fork   Publishing.   See  Employment  and
     Change-in-Control Arrangements.

(5) Mr. Lee has an Employment Agreement with the Company as Vice President. See Employment and Change-in-Control Arrangements


Directors & Senior Officers of EWRX
-----------------------------------

     The four directors of EWRX Internet Systems Inc., Ronald C. Davis,  Richard
P. Ott, William R. Wilson and Dan Jondron provide senior management for the Company.

     Mr. Davis, President and Chief Executive Officer, is responsible for corporate operations, financing, legal, accounting and marketing. Mr. Ott reviews corporate financing and business plans and participates in due diligence. Mr. Wilson is responsible for market research, due diligence and corporate governance. Mr. Jondron is responsible for overseeing the operations of Classic Car and North Fork WebWrx.com.

     RONALD C. DAVIS, President and Chief Executive Officer

          Mr. Davis with twenty-five years of corporate experience has headed two high-technology companies and was the founder of EWRX. His experience includes extensive work in corporate structure, financing, capital markets and marketing.

          In his career Mr. Davis has either directly been responsible for or assisted a variety of public companies in the United States and Canada in the high technology, biotech and industrial sectors. Mr. Davis maintains a wide network of financial and investor contacts in North America and Europe. Since 1997, Mr. Davis has been President and Chief Executive Officer of the Company. From 1994 to 1997, he was a consultant to several public technology companies.


     RICHARD OTT, Director and Corporate Treasurer

          Mr. Ott, has been chairman and president of PBK Engineering in Vancouver, British Columbia, Canada, an international engineering company active in International and Canadian industrial and resource development projects. He currently is a director of a public entity and several private entities and is a specialist in the development of business plans and financial review of projects. Mr. Ott holds a B.Ap.Sc. from the University of British Columbia.

          From 1994 to present Mr. Ott has been a consultant to several public and public resource and real estate companies. He serves as a director of Banro Resource Corporation, a natural resource company listed on the Toronto OTC (CDN).


     WILLIAM R. WILSON, Director and Corporate Secretary

          Mr. Wilson has been an executive officer in two public companies in the United States and is the director of two public companies in Canada. His specialties include merger and acquisitions, due diligence, marketing and corporate governance. Mr. Wilson holds a Professional Degree in Metallurgical Engineering from the Colorado School of Mines and MBA from the University of Southern California.

          Mr. Wilson serves as a director of Banro Resource Corporation and Sheridan Reserve Incorporated listed on the Toronto OTC (CDN). From 1991 to 1997 he was Chairman of the Board of Gold King Consolidated Inc., traded on the NASDAQ OTC (BB); from 1996 to 1997 he was Vice President - Operations for Nevada Manhattan Mining Inc. traded on the NASDAQ OTC (BB); and from 1997 to 1999 he was President of Grant Reserve Corporation. All of the above are natural resource companies.

     DAN JONDRON, Director, & President, Classic Car Source, Inc. and North Fork Webwrx Inc.

          In 1993, Mr. Jondron founded Classicar.com and developed the associated company Classic Car Source a destination site on the Internet for classic vehicle enthusiasts. In 1996, he created North Fork Publishing Group to meet the expanding needs for custom web-to-database programming and Website development. He added Classictruckshop.com in August of 1998.

          Mr. Jondron has 13 years experience in the automotive aftermarket. As a principal speaker and Internet marketing analyst for the Specialty Equipment Marketing Association (SEMA), the world's largest automotive aftermarket trade group, Jondron has been a major speaker at automotive venues across the United States throughout the last four years.

     JOHNSCOTT LEE, Vice President of Technology

          Mr. Lee has 25 years of experience in software development and programming. After earning a BS (1973) and an MS (1975) in Computer Science from Purdue University, Lee was employed as a consultant and systems analyst in industries that range from political consulting to radio engineering. Previously, he held the position of Senior Analyst at FIServe in Bellevue, Washington. In 1993, he joined Classicar.com and later North Fork Publishing Group. He created e-commerce Websites for on-line ordering, user registration, on-line inventory, audio and video, live chat and bulletin boards. Through North Fork, he developed programs that allowed databases to tie in directly with inventory, accounting and fulfillment systems and software that collects marketing information from Website users. In his position as Vice President of Technology, Mr. Lee oversees all Information Systems and Information Technology issues.

     CARL LAFLAMME, Vice President Marketing

          Mr. LaFlamme oversees all advertising, marketing and public relations for EWRX and its companies. His 20-year career has included advertising and marketing.

          Since 1994 Mr. LaFlamme has been a Marketing and Advertising Consultant for businesses primarily in the internet industry, where he has developed marketing strategies, consulted on Website development, and provided creative development for several companies including EWRX's two new acquisitions, Classic Car Source and North Fork Publishing Group.

     ROBERT R. GILMORE, Acting Chief Financial Officer

          Mr. Gilmore has joined the EWRX as Chief Financial Officer and is responsible for all areas of financial reporting. Mr. Gilmore has more than twenty years of financial experience. He has served as audit partner for the Denver office of Coopers & Lybrand, and during the last five years he has served as Chief Financial Officer for Dakota Mining Corporation and as an independent financial consultant.

     There are no family relationships among directors or executive officers.


ITEM 6.  EXECUTIVE COMPENSATION

     Following is information regarding compensation paid during 1998 and from inception to December 31, 1998 to the Chief Executive Officer of the Company. No other director or executive officer received compensation in excess of $100,000 during either fiscal year.

                           Summary Compensation Table
                           --------------------------
                                                      Long-term Compensation
                                                      ----------------------
                              Annual Compensation
                             ----------------------   Restricted
Name and Position     Year   Salary   Bonus   Other    Stock ($)   Options(#)
-----------------     ----   ------   -----   -----   ----------   ----------

Ronald C. Davis,      1998   $28,000   $0      $0        $0           0
  President           1997   $     0   $0      $ 0       $0        180,000
  Chief Executive
  Officer &
  Director

     Mr. Davis was issued 142,000 shares of Common Stock by the Company on February 22, 1999 as debt repayment at a share price of $0.30 repaying the debt to Mr. Davis of $42,600.

Aggregated Option Exercises and Fiscal Year-End Option Values
----------------------------------------------------------------

     There were no exercise of the underlying stock options granted during 1998 by each executive named in the Summary Compensation Table.

Compensation of Directors
-------------------------

     The Company does not currently pay any of its director's fees or any other compensation for duties performed as directors, other than the options described in Item 4. Mr. Davis and Mr. Jondron are salaried employees of the company with Mr. Davis receiving a monthly salary in Canadian dollars equivalent to $6,700 and Mr. Jondron receiving a monthly salary of $7,083. Mr. Ott and Mr. Wilson perform various consulting duties for the Company. Their services are reimbursed at consulting fees consistent with similar services provided as consultants to other companies with businesses comparable to EWRX.

Employment and Change-in-Control Arrangements
---------------------------------------------

     The Company has employment agreements with Mr. Jondron and Mr. Lee. The Company does not have an employment agreement with Mr. Davis but the directors intend to provide to Mr. Davis a contract similar to the one it has with Mr. Jondron.

     Mr. Jondron has an Employment Agreement with the Company as President of Classic Car Source and North Fork Publishing for three years ending May 4, 2002. The Agreement contains certain non-compete clauses, benefits and termination clauses. The Agreement provides for an annual salary of $85,000. The Agreement has no "golden parachute" clause.

     Mr. Lee has an Employment Agreement with the Company as President of Classic Car Source and North Fork Publishing for three years ending May 4, 2002. The Agreement contains certain non-compete clauses, benefits and termination clauses. The Agreement provides for an annual salary of $75,000. The Agreement has no "golden parachute" clause.

     The Company has not re-priced any of the options it has granted since its incorporation in 1997.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     As of December 31, 1998, $203,241 had been advanced to the Company by certain shareholders, including the Chief Executive Officer of the Company. Of the total, $199,203 was settled in the first quarter of 1999 through the issuance of 664,010 Common Shares of the Company, representing a price of $0.30 per share, which was the approximate fair market value of these restricted shares on date of issuance.

     In connection with the joint venture holding certain mineral interest in the Ukraine (refer to Item 2 - Management's Discussion and Analysis and Results of Operations), consulting fees of $21,208 were paid to Mr. Wilson, a Director of the Company.

     There are no other  transactions  have taken place  between the Company and
its  directors   and/or   shareholders   other  than  those  disclosed  in  this
Registration Statement.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock
------------


     The Company is authorized to issue 100,000,000 shares of Common Stock with a par value of $0.001 per share. As of November 1, 1999, there were 13,551,980 (including 945,291 shares issued in the placement of approximately $800,000 in October, 1999) shares of Common Stock outstanding and options to purchase an additional 1,600,000 shares of Common Stock at prices from $0.25 to $1.00 per share. The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of Preferred Stock, which may from time to time be outstanding in the future, the holders of Common Stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor, and, upon the liquidation, dissolution or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preference on the Preferred Stock, if any. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities.


Preferred Stock
---------------

     The Company is authorized to issue up to 500,000 shares of Preferred Stock with a par value of $0.01 per share. The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion, redemption rights and sinking fund provisions.


                                     PART 2

ITEM 1. MARKET PRICE AND DIVIDENDS OF THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS


     The Common Shares of the Company trade on the pink sheets under the trading symbol "EWRX." See Item 1 - Description of Business. From June 8, 1998 to May 25, 1999, the Common Shares of the Company traded on the NASD Over-the-Counter market under the trading symbol "ERRI". The following table sets forth for the period indicated the high and low sale prices. The quotations below reflect inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions. For current price information, EWRX shareholders are encouraged to consult publicly available sources.


                                                     High               Low
                                                     ----              -----
         1999
         ----
         First Quarter                               $1.38             $0.218
         Second Quarter                              $2.50             $1.125

         1998
         ----
         First Quarter (did not trade)
         Second Quarter                              $2.00             $2.00
         Third Quarter                               $2.00             $0.53
         Fourth Quarter                              $0.6875           $0.14

         1997 (did not trade in 1997)
         ----------------------------

     At November 1, 1999, the Company had 13,551,980 Common Shares outstanding and had approximately seventy (70) shareholders of record.

     The Company has no fixed dividend policy. The Board of Directors from time to time having regard to operating results, capital requirements and general financial condition and requirements will consider dividend distributions. The Company has paid no dividends at any time. For the foreseeable future, it is anticipated that the Company will use all available cash flows to finance its growth and that dividends will not be paid to shareholders.

     As of June 28, 1999, there are approximately 60 shareholders of record of the Company's Common Stock. As of August 27, 1999 there are no shares of the Company's Common Stock subject to outstanding options or warrants to purchase or securities convertible into Common Stock of the Company other than that disclosed under Part I, Item 2.


ITEM 2.  LEGAL PROCEEDINGS

     The Registrant is not a party to any pending legal proceeding nor is its property the subject of any pending legal proceeding.


ITEM 3.  CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS

     There have been no disagreements on accounting and financial disclosures from the inception of the Company through to the date of this Registration Statement.

     On May 4, 1999, the Company's shareholders approved the appointment of Jackson & Rhodes P.C. as the Company's auditors for the periods ending December 31, 1998 and December 31, 1999.

     The Company's audited financial statements for the period ending December 31, 1997 and December 1998 and the un-audited financial statement for the period May 31, 1999 are a part of this Registration Statement. These statements for the years ending December 31, 1998 and 1997 were audited by Jackson & Rhodes, as indicated in their report with respect hereto, and are included in reliance upon the authority of said firm as experts in giving said report.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

Reconciliation of Share Issuances (reacquisitions) by Year:

    Date                            Price               Number            Common      Additional                   Exemption
Month  Year   Consideration      per Share (1)         of Shares          Stock     Paid-in Capital    Rule 504    Section 4(2)
------------------------------------------------------------------------------------------------------------------------------
 June   1997  Cash                  $0.01             7,745,000 (2)        7,745     $   69,705        7,745,000
 June   1997  Cash                  $1.50               374,999 (2)          375        562,124          374,999
 Oct.   1997  Cash                  $0.01             1,600,000 (3)        1,600         14,400        1,600,000
 Oct.   1997  Acquisition of
                Joint Venture
                Interest            $0.01             2,000,000 (4)        2,000         18,000        2,000,000
                                                     ------------------------------------------

Balance, December 31, 1997                           11,719,999           11,720        664,229

 May    1998   Cash                 $1.50               109,367              109        163,943         109,367
 July   1998   Cash                 $1.50               120,000              120        179,880         120,000
                                                     ------------------------------------------

Balance, December 31, 1998                           11,949,366           11,949      1,008,051

 Feb.   1999  Debt settlement       $0.30               664,010 (5)          664        198,538         282,344       381,666
 Feb.   1999  Cash                  $0.30               299,999              300         89,700         299,999
 March  1999  Cash, net of finders'
                fee of 64,286
                shares              $0.35             1,281,886 (6)        1,282        402,378       1,281,886

April  1999  Cash                   $0.70               281,428 (7)          281        196,719         281,428
 April  1999  Reacquisition of
                shares**            $0.001           (1,600,000)(8)       (1,600)         1,600      (1,600,000)
 April  1999  Reacquisition of
                shares**            $0.001           (2,000,000)(9)       (2,000)         2,000      (2,000,000)
 June   1999  Finder's fee          $0.001              130,000 (10)         130          (130)                       130,000
 June   1999  Investment in Classic
                Car & North Fork    $1.10             1,600,000 (11)       1,600      1,758,400                     1,600,000
 June   1999  Stock options issued
                as compensation                                                         161,189
                                                     ------------------------------------------
Balance, June 30, 1999                               12,606,689           12,606      3,818,444

 Sept.  1999  Cash                  $0.85               945,291 (12)         945        802,552         945,291
                                                     ------------------------------------------
Balance, October 31, 1999                            13,551,980           13,551      4,620,996
                                                     ==========================================

----------------

(1) The share price of the Company common stock has fluctuated widely since its inception. The Company issued shares in 1997, 1998 and 1999 with reference to the prevailing market price when applicable. The initial price of $0.01 was used for sale of stock to founders, consultants and early-stage financiers of the Company at a time when the Company's stock did not trade. During this period (the latter part of 1997), stock was also sold to family, friends and business associates at $1.50 in private placement financing under a Regulation D, Rule 504 filing. A trading market developed in 1998 with the highest price being $2.00 per share; however, because of the difficulties with the mining joint venture in 1998 as described in Item 1, the price dropped as low as $.07 per share in late 1998. As the Company changed its direction from industrial minerals to e-commerce, the price moved up to $0.30 in early 1999. The Company disclosed all activities related to the Internet acquisitions and the market price responded in fluctuations from $0.30 to $2.875. The market price was extremely sensitive during this period to increases at times the Company announced its fulfillment of business goals and sharp decreases during selling-off by investors when market conditions and perceptions were not favorable. During this period of fluctuation, Management endeavored to complete private placement financing and the two Internet company acquisitions at the then current market price with appropriate discounting to reflect the restricted nature of the securities sold. As Management had little control over the market price, it could only react at any given time as it completed the financing and the acquisitions.

(2) Represents shares issued to persons during 1997. Some certificates were issued in January, 1998 for shares sold in 1997.

(3) These shares were sold to certain key businessmen at the $.01 share price at which shares were sold to early investors in the Company in 1997. There was an expectation that the persons to whom these shares were sold would assist the Company in its business in the future. Since it was expected that the future consideration/assistance to the Company would be an essential part of the total consideration for the issuance of the shares, the certificates were held by the Company under Nevada law pending performance by the recipients of such consideration. These persons did not assist the Company in its business endeavors in a satisfactory manner, and with the change of focus of the Company from mining to Internet services, it became apparent to the Company that the future services would not be forthcoming. In April and June, 1999, the Company mutually agreed with these parties to rescind the transaction and reacquire the shares for no cash payment and to return them to authorized but unissued status.

(4) Represents 2,000,000 shares issued to a corporation for a 49% interest in a Ukranian garnet mining joint venture. See, Item 1-Description of Business.

(5) Includes 142,000 shares issued to Ronald Davis, an officer and director of EWRX, and 239,666 shares issued to his wife for debt reduction of $42,600 and $71,900 respectively.

(6)  Includes 64,286 shares issued as a finder's fee under Rule 504.

(7) The market price of the common shares of the Company when this private placement was subscribed ranged from $0.38 to $1.38 during the month of March, 1999, just prior to the transaction. The pricing of the placement ($0.70) was determined with reference to the mid range of prices during the prior month with a discount to reflect the restrictive nature of these securities.

(8) In April and July 1999, the Company agreed with certain investors to rescind their purchase of 1,600,000 shares of Common Stock of the Company sold at $0.01 each previously sold under Rule 504 of Regulation D.

(9) In April 1999, the entire two million Common Share block of shares issued in 1997 to a foreign national company for mineral properties in the Ukraine was reacquired by the Company in connection with relinquishing its interest in the joint venture covering such properties. The shares were returned to authorized but unissued status.

(10) In June, 1999, the Company issued 130,000 shares of Common Stock of the Company to two consultants for finder's fees under Section 4(2) of the Securities Act of 1933. The market price of the common shares of the Company when these transactions took place was $1.35.

(11) In June 1999, the Company issued 1,450,000 shares of Common Stock of the Company to the owners of CCI and North Fork as part of the acquisition of all of the assets of these entities and 150,000 shares of the Common Stock of the Company to a consultant as a finder's fee for the same acquisition under Section 4(2) of the Securities Act of 1933. The market price of the common shares of the Company when these transactions took place was $1.35 and the transaction price was reduced by approximately 20% to $1.10 per share.

(12) Represents units consisting of one share of Common Stock and one-half warrant sold for $0.85 per unit to accredited investors in an September, 1999 placement yielding approximately $800,000 to the Company.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Pursuant to its By-laws of the Company, Article VI, the Company has agreed to indemnify its directors and officers, including payment of expenses as they are incurred and in advance of the final disposition of any action, suit, or proceeding. The Company as determined by the Board of Directors may similarly indemnify employees, agents and other persons.


                         PART F/S FINANCIAL STATEMENTS

     The financial statements for EWRX Internet Systems and Subsidiaries for the six months ended June 30, 1999 (unaudited) and December 31, 1998 and 1997, the pro forma consolidated statement of operations for EWRX Internet Systems and Subsidiaries for the six months ended June 30, 1999, and the financial statements for Classic Car Source, Incorporated and North Fork Publishing Group, Inc. for the period ended June 14, 1999 (unaudited) and December 31, 1998 and 1997 are presented on the following pages.

                          INDEX TO FINANCIAL STATEMENTS

I.   EWRX INTERNET SYSTEMS INC. AND SUBSIDIARY
     -----------------------------------------                                               Page
                                                                                             ----
Independent Auditors' Report for December 31, 1998 and 1997...................................F-3

Consolidated Balance Sheets at June 30, 1999 (Unaudited) and
         December 31, 1998 and 1997...........................................................F-4

Consolidated Statements of Operations For the Six Months Ended
         June 30, 1999 and 1998 (Unaudited), the Year Ended December 31, 1998,
         the Period from June 25, 1997 (Date of Inception) to December 31, 1997...............F-5

Consolidated  Statements of Changes in Stockholders' Equity (Deficit) For the
         Six Months Ended June 30, 1999  (Unaudited),  the Year Ended December
         31, 1998 and the Period from June 25, 1997
         (Date of Inception) to December 31, 1997.............................................F-6

Consolidated Statements of Cash Flows For the Six Months Ended
         June 30, 1999 and 1998 (Unaudited), the Year Ended December 31, 1998
         the Period from June 25, 1997 (Date of Inception) to December 31, 1997...............F-7

Notes to Consolidated Financial Statements....................................................F-8


II.   EWRX INTERNET SYSTEMS, INC. AND SUBSIDIARIES
      --------------------------------------------

Pro Forma Consolidated Financial Data.........................................................F-20

Pro Forma Consolidated Statements of Operations For the Six Months Ended
         June 30, 1999........................................................................F-21

Pro Forma Consolidated Statements of Operations For the Year Ended
         December 31, 1998....................................................................F-22


III.  CLASSIC CAR SOURCE, INCORPORATED
      --------------------------------

Independent Auditors' Report for December 31, 1998 and 1997...................................F-24

Balance Sheets at June 14, 1999 (Unaudited) and December 31, 1998 and 1997....................F-25

Statements of Operations for the Period Ended June 14, 1999 and 1998
     (Unaudited) and for the Years Ended December 31, 1998 and 1997...........................F-26

Statements of Changes in Stockholders' Equity (Deficit)
     for the Period Ended June 14, 1999 (Unaudited)
     and the Years Ended December 31, 1998 and 1997...........................................F-27

Statements of Cash Flows for the Period Ended
     June 14, 1999 and 1998 (Unaudited) and the Years Ended
     December 31, 1998 and 1997...............................................................F-28

Notes to Financial Statements.................................................................F-29


                                                F-1

                          INDEX TO FINANCIAL STATEMENTS (Continued)


IV.   NORTH FORK PUBLISHING GROUP, INC.
      ---------------------------------

Independent Auditors' Report for December 31, 1998 and 1997...................................F-33

Balance Sheets at June 14, 1999 (Unaudited)
     and December 31, 1998 and 1997...........................................................F-34

Statements of  Operations  for the Period Ended June 14, 1999 and 1998
     (Unaudited) and for the Years Ended  December 31, 1998 and 1997..........................F-35

Statements of Changes in Stockholders' Equity (Deficit)
     for the Period Ended June 14, 1999 (Unaudited) and the
     Years Ended December 31, 1998 and 1997...................................................F-36

Statements of Cash Flows for the Period Ended June 14, 1999 and 1998
     (Unaudited) and the Years Ended December 31, 1998 and 1997...............................F-37

Notes to Financial Statements.................................................................F-38


                          INDEPENDENT AUDITORS' REPORT

Board of Directors
EWRX Internet Systems Inc.

We have audited the accompanying consolidated balance sheets of EWRX Internet Systems Inc. and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 31, 1998 and the period from June 25, 1997 (date of inception) to December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of EWRX Internet Systems Inc. as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the year ended December 31, 1998 and the period from June 25, 1997 (date of inception) to December 31, 1997, in conformity with generally accepted accounting principles.

As discussed in Note 9 to the consolidated financial statements, certain errors resulting in an understatement of previously reported net loss and overstatement of previously reported stockholders' equity as of December 31, 1997 and an overstatement of net loss in 1998 were discovered by management of the Company subsequent to the issuance of those financial statements. Accordingly, the financial statements have been restated to correct the errors.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating losses and its working capital deficit and stockholders' deficit raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                            Jackson & Rhodes P.C.

Dallas, Texas
October 29, 1999


                                       EWRX INTERNET SYSTEMS INC. AND SUBSIDIARY
                                             CONSOLIDATED BALANCE SHEETS


                                                       Assets
                                                                                                         December 31,
                                                                                 June 30,                 ------------
                                                                                   1999              1998              1997
                                                                              --------------     ------------     -------------
                                                                                (Unaudited)                         (Restated)
Current assets:
    Cash                                                                        $   112,858      $         -       $   302,982
    Receivables                                                                      16,937            6,264                 -
    Prepaids and other                                                                5,477            1,815             8,963
                                                                                -----------      -----------       -----------
        Total current assets                                                        135,272            8,079           311,945
                                                                                -----------      -----------       -----------

Furniture and equipment:
    Furniture and equipment                                                          46,030           18,772            14,943
    Accumulated depreciation                                                        (22,466)          (4,948)           (1,494)
                                                                                -----------      -----------       -----------
        Net furniture and equipment                                                  23,564           13,824            13,449
                                                                                -----------      -----------       -----------

Other assets:
    Goodwill, net of amortization of $33,272 (Note 3)                             1,959,593
    Incorporation costs, net of amortization                                              -                -             3,876
                                                                                -----------      -----------       -----------
        Total other assets                                                        1,959,593                -             3,876
                                                                                -----------      -----------       -----------
                                                                                $ 2,118,429      $    21,903       $   329,270
                                                                                ===========      ===========       ===========

                                     Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
    Bank overdraft                                                              $         -      $     2,661       $         -
    Accounts payable                                                                145,789           93,731            57,930
    Due to shareholders                                                              55,935          203,241                 -
                                                                                -----------      -----------       -----------
          Total current liabilities                                                 201,724          299,633            57,930
                                                                                -----------      -----------       -----------
Commitments and contingencies (Note 7)                                                    -                -                 -

Stockholders' equity (deficit):
    Preferred stock, $.01 par value, 500,000 shares authorized,
        none issued and outstanding                                                       -                -                 -
    Common stock, $.001 par value, 50,000,000 shares authorized,
        12,606,689, 11,949,366 and 11,719,999 shares issued and outstanding          12,606           11,949            11,720
    Additional paid-in capital                                                    3,818,444        1,008,051           664,229
    Accumulated Deficit                                                          (1,910,635)      (1,307,478)         (404,609)
    Accumulated other comprehensive income (loss)                                    (3,710)           9,748                 -
                                                                                -----------      -----------       -----------
        Total stockholders' equity (deficit)                                      1,916,705         (277,730)          271,340
                                                                                -----------      -----------       -----------
                                                                                $ 2,118,429      $    21,903       $   329,270
                                                                                ===========      ===========       ===========



                               See accompanying notes to consolidated financial statements.


                                       EWRX INTERNET SYSTEMS INC. AND SUBSIDIARY
                                         CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                                     Period from
                                                                                                                    June 25, 1997
                                                                 Six Months Ended               Year Ended       (Date of Inception)
                                                                     June 30,                  December 31,        to December 31,
                                                                1999            1998              1998                  1997
                                                             -----------     -----------       ------------      -------------------
                                                             (Unaudited)     (Unaudited)        (Restated)           (Restated)

Revenue                                                      $     4,993     $         -        $         -         $        -
                                                             -----------     -----------        -----------         -----------

Operating expenses:
      Loss from write-off of investment (Note 2)                       -         271,554            362,532             320,000
      Salaries and benefits                                      314,740          46,827             51,531                   -
      Consulting, management and professional fees               107,518          56,383            147,173              68,982
      Depreciation and amortization                               35,269           1,729              4,165               1,846
      General and administrative                                 150,633         211,222            337,468              13,781
                                                             -----------     -----------        -----------         -----------
          Total operating expenses                               608,150         587,715            902,869             404,609
                                                             -----------     -----------        -----------         -----------
          Net loss                                           $  (603,157)    $  (587,715)       $  (902,869)        $  (404,609)
                                                             ===========     ===========        ===========         ===========

Basic net loss per share                                     $     (0.05)    $     (0.05)       $    (0.08)         $     (0.04)
                                                             ===========     ===========        ==========          ===========

Weighted average common shares outstanding                    12,836,345      11,763,265         11,856,316           9,662,856
                                                             ===========     ===========        ===========         ===========











                                      See accompanying notes to consolidated financial statements.

                                        EWRX INTERNET SYSTEMS INC. AND SUBSIDIARY
                                  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                          For the Six Month  Period  Ended June 30, 1999 (Unaudited),  the Year Ended
                December 31, 1998 and the Period From June 25, 1997 (Date of Inception) to December 31, 1997

                                                                                                      Accumulated
                                                                        Additional                       Other
                                                   Common Stock          Paid-In       Accumulated   Comprehensive
                                                 Shares       Amount     Capital         Deficit         Income            Total
                                              ------------  ---------  ------------   -------------  ---------------   -------------

Sale of common stock for cash                   9,719,999     $ 9,720   $   646,229    $          -     $       -      $   655,949

Issuance of common stock for
  investment (Note 3)                           2,000,000       2,000        18,000                             -           20,000

Net loss for the period                                 -           -             -        (404,609)            -         (404,609)
                                              -----------    --------   -----------    -------------    ---------      -----------
Balance, December 31, 1997 (restated)          11,719,999      11,720       664,229        (404,609)            -          271,340

Sale of common stock for cash                     229,367         229       343,822               -             -          344,051

Net loss                                                -           -             -        (902,869)            -         (902,869)

Currency translation adjustment                         -           -             -               -         9,748            9,748
                                                                                                                       -----------
Comprehensive income (loss)                             -           -             -               -             -         (893,121)
                                              -----------    --------   -----------    -------------    ---------      -----------
Balance, December 31, 1998                     11,949,366      11,949     1,008,051      (1,307,478)        9,748         (277,730)

Sale of common stock for cash
 (inclusive of 64,286 shares issued
  as finder's fee)                              1,863,313       1,863       688,796               -             -          690,659

Stock issued for finders' fees (Note 6)           130,000         130          (130)              -             -                -

Stock issued on settlement of debt                664,010         664       198,538               -             -          199,202

Stock options issued as compensation                    -           -       161,189               -             -          161,189

Reacquisition of shares (Note 6)               (3,600,000)     (3,600)        3,600               -             -                -

Acquisition of CCS and NFPG (Note 3)            1,600,000       1,600     1,758,400               -             -        1,760,000

Currency translation adjustment                         -           -             -               -       (13,458)         (13,458)

Net loss                                                -           -             -        (603,157)            -         (603,157)
                                                                                                                       -----------
Comprehensive income (loss)                             -           -             -               -             -         (616,615)
                                              -----------    --------   -----------    ------------     ---------      -----------
Balance, June 30, 1999
   (Unaudited)                                 12,606,689    $ 12,606   $ 3,818,444    $ (1,910,635)    $  (3,710)     $ 1,916,705
                                              ===========    ========   ===========    ============     =========      ===========



                                       See accompanying notes to consolidated financial statements.


                                      EWRX INTERNET SYSTEMS INC. AND SUBSIDIARY
                                        CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                                         Period from
                                                                                                        June 25, 1997
                                                            Six Months Ended           Year Ended     (Date of Inception)
                                                                 June 30,             December 31,     to December 31,
                                                            1999           1998           1998              1997
                                                        -------------   ------------  ------------  -------------------
                                                         (Unaudited)    (Unaudited)    (Restated)      (Restated)
Net loss                                                 $ (603,157)    $ (587,715)    $ (902,869)     $ (404,609)
Adjustments to reconcile net loss to net
  cash provided by (used in) operating activities:
   Depreciation and amortization                             35,259          1,729          4,165           1,846
   Write-off of investment in joint venture                       -        271,554        362,532         320,000
   Stock options compensation                               161,189              -              -               -
   Changes in assets and liabilities:
      Receivables                                             1,093)        (3,886)        (6,821)              -
      Prepaid expenses                                       (3,662)         1,891          4,617          (6,432)
      Incorporation costs                                         -              -          3,876          (4,228)
      Accounts payable                                       33,572        (55,665)        84,454          13,930
                                                         ----------     ----------     ----------      ----------
        Net cash used in operating activities              (375,706)      (372,092)      (450,046)        (79,493)
                                                         ----------     ----------     ----------      ----------

Cash flows from investing activities:
   Investment in and advances to joint venture                    -       (271,554)      (406,532)       (256,000)
   Acquisition of CCS and NFPG, net of cash
      acquired (Note 3)                                    (192,325)             0              0               0
   Purchase of furniture and equipment                       (7,815)        (1,983)        (1,983)        (14,943)
                                                         ----------     ----------     ----------      ----------
        Net cash used in investing activities              (200,140)      (273,537)      (408,515)       (270,943)
                                                         ----------     ----------     ----------      ----------

Cash flows from financing activities:
   Bank overdraft                                            (2,661)             0          2,661               0
   Advances from (to) shareholders                           14,167         14,730        208,630          (2,531)
   Common stock sold for cash                               690,659        344,051        344,051         655,949
                                                         ----------     ----------     ----------      ----------
        Net cash provided by financing activities           702,165        358,781        555,342         653,418
                                                         ----------     ----------     ----------      ----------
Effect of exchange rate changes on cash                     (13,461)         4,367            237
                                                         ----------     ----------     ----------      ----------
Net increase (decrease) in cash                             112,858       (282,481)      (302,982)        302,982

Cash at beginning of year                                         -        302,982        302,982               -
                                                         ----------     ----------     ----------      ----------

Cash at end of year                                      $  112,858     $   20,501     $        -      $  302,982
                                                         ==========     ==========     ==========      ==========

      Noncash activities:
        During the year ended December 31, 1997, the Company issued 2,000,000 shares of common stock in partial payment for an investment in Granat (see Note 2).
        During the period ended June 30, 1999, the Company converted $199,202 of debt into 664,010 shares of common stock.
        During the period ended June 30, 1999, the Company reacquired a total of 3,600,000 shares of common stock and returned them to authorized but unisued common stock.
        During the period ended June 30, 1999, the Company issued 1,600,000 shares as partial consideration for the acquisition of CCS and NFPG (see Note 3).






                            See accompanying notes to consolidated financial statements.

                    EWRX INTERNET SYSTEMS INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
              Six Months Ended June 30, 1999 and 1998 (Unaudited),
                Year Ended December 31, 1998 and the Period from
             June 25, 1997 (Date of Inception) to December 31, 1997



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF BUSINESS

     The Company was incorporated on June 25, 1997 in the State of Nevada. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, EWRX Internet Systems (Canada), Inc., a company incorporated in British Columbia, Classic Car Source, Incorporated ("CCS") and North Fork Publishing Group, Inc. ("NFPG") (Note 3). Until its acquisition of CCS and NFPG in June 1999, the Company was in the development stage of its existence, devoting its efforts primarily to raising capital, developing an industrial mineral project in Ukraine, exploring investment opportunities, and administrative functions. CCS was established to create a source of on-line publishing of information and entertainment for classic vehicle collectors. NFPG was established to provide internet marketing, design and internet database services on a contract basis to selected clients.

     In 1999, the Company changed its name from Europa Resources, Inc. to EWRX Internet Systems Inc.

     GOING CONCERN

     The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company is reporting cumulative net losses since inception of $1,910,635 as of June 30, 1999. The following is a summary of management's plan to raise capital and generate additional operating funds.

     Management has filed a Form 10-SB with the Securities and Exchange Commission ("SEC") in the third quarter of 1999. Management intends to complete the balance of a $3,000,000 private placement under Rule 506 of Regulation D. (Refer to Note 10.) The funds raised through the private placements are intended to be used for development of the various aspects of the CCS and NFPG businesses and to be used for general and administrative expenses for the balance of 1999 and in the first quarter of 2000. Management intends to secure additional funding in 2000 through a secondary offering. The amount of that offering will be

                   EWRX INTERNET SYSTEMS INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     GOING CONCERN (Continued)

     dependent upon working capital requirements of the Company for the years 2000-2002 and as developed by management in the fourth quarter 1999.

     On July 15, 1999, the Company entered into an agreement with Harmonic Research, Inc. ("Harmonic"), an investment fund management company to sell, on a best-efforts basis, by way of private placement units consisting of 50,000 shares of Class A common stock and one three-year warrant to purchase 50,000 shares of Class A common stock at an exercise price to be set by the Company during the negotiations with investors buying the private placement. Harmonic will provide other financial advisory services. Harmonic compensation includes an initial fee of $15,000 for the first 90-day period of the Agreement and an additional $15,000 for each 90-day period if the Agreement is extended by the Company. The Company has granted Harmonic an option to purchase three-year warrants consisting of 300,000 shares of the Company's common stock at $1.00 per share, 150,000 as of July 15, 1999 and an additional 150,000 shares when the initial $500,000 of the financing is complete. The Company will also pay Harmonic an additional fee for any financing including the initial $3,000,000 of 8% of the amount raised by Harmonic as a cash fee and 8% of any securities related to that financing. Harmonic is also entitled to the following fees should the Company enter into a merger, consolidation, reorganization, business combination or acquire another company where Harmonic was the finder:

     10% of the aggregate value of the transaction for the first $2,000,000 of the transaction, 8% of the aggregate value of the transaction for the next $2,000,000 of the transaction, 6% of the aggregate of the transaction for the next $2,000,000 of the transaction and 4% of the aggregate of the transaction for the remaining value of the transaction.

     Refer to Note 10 - Subsequent Events.

     PRINCIPLES OF CONSOLIDATION

     The consolidated  financial  statements include the accounts of the Company
     and  its   subsidiaries.   All   significant   intercompany   balances  and
     transactions are eliminated in consolidation.

     USE OF ESTIMATES AND ASSUMPTIONS

     Preparation  of the  Company's  financial  statements  in  conformity  with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                   EWRX INTERNET SYSTEMS INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     CASH AND CASH EQUIVALENTS

     The Company considers all liquid investments, with an original maturity of three months or less when purchased, to be cash equivalents.

     FURNITURE AND EQUIPMENT

     Furniture and equipment are stated at cost. Depreciation is computed principally by the straight-line method based on the estimated useful lives of five to seven years.

     FOREIGN CURRENCY TRANSLATION

     The financial statements are presented in United States dollars. In accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation," foreign denominated monetary assets and liabilities are translated to their United States dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Revenue and expenses are translated at average rates of exchange during the year. Related translation adjustments are reported as a separate component of stockholders' equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations.

     NET LOSS PER COMMON SHARE

     In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). SFAS 128 provides a different method of calculating earnings per share than was formerly used in APB Opinion 15. SFAS 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflects the potential dilution of securities that could share in the earnings of the Company. The Company was required to adopt this standard in the fourth quarter of calendar 1997. Because the Company's potential dilutive securities are antidilutive, the accompanying presentation is only of basic loss per share.

                   EWRX INTERNET SYSTEMS INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     STOCK-BASED COMPENSATION

     The Company has issued stock options. Compensation costs arising from such options will be recorded as an expense. The measurement date for determining compensation costs is the date of the grant. Compensation cost is the excess, if any, of the market value of the stock at date of grant over the amount the employee must pay to acquire the stock. The Company measures compensation costs using the intrinsic value based method of accounting for stock issued to employees.

     INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     RECLASSIFICATIONS

     Certain items in the accompanying financial statements for the years ended December 31, 1998 and 1997 have been reclassified from the financial statements previously issued to more properly reflect certain balances and transactions.

2.   INVESTMENT IN JOINT VENTURE

     In October 1997, the Company acquired a 49% interest in the Granat Joint Venture ("Granat"), a Ukrainian-Canadian joint venture between the Company and Ivaniv Special Quarry ("ISQ"), an open joint-stock company of the Ukraine. The Granat interest was purchased from Aurora Pacific Consulting & Development Corp. ("Aurora") for $300,000 and 2,000,000 restricted (Rule
     144) common shares. The common shares were valued at $.01 per share, the price for which the shares were being sold at the time. The individual who controlled Aurora later became a director of the Company. Granat was formed for the purposes of mining, production and marketing of industrial garnets and related products in the Ukraine. In addition, the Company acquired control over 25% of the shares of ISQ and continued to fund a total of $362,532 for development until September 1998.

     Due to the lack of adequate financial accountability from Granat and ISQ, the Company was unable to control the operations of the entity. As a result

                   EWRX INTERNET SYSTEMS INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


2.   INVESTMENT IN JOINT VENTURE (Continued)

     of the inability of the Company to get reliable financial information with which to account for its investment, the Company has written off the investment in each year as the payments were made. A significant downturn in the Ukrainian and Russian economies eventually caused the Company to relinquish its interest in Granat and ISQ to Aurora in return for the
     2,000,000 restricted common shares and a release from any ongoing obligations under the original purchase agreement. The director of the Company who controlled Aurora resigned as a director. During 1998 and 1997, the Company issued stock and made cash payments toward the purchase of its interest in Granat, the purchase of ISQ shares and advances to Granat as follows:

           2,000,000 common shares issued                      $  20,000
           Expenditures made during 1997                         300,000
                                                               =========
             Written off in 1997                                 320,000
                                                               =========

           Expenditures incurred and written off in 1998       $ 362,532
                                                               =========

3.   ACQUISITIONS

     The Company entered into an agreement dated April 11, 1999, to acquire all the issued and outstanding shares of CCS and NFPG. CCS is a privately held, state of Washington-based company which owns two websites, Classicar.com and Classictruckshop.com, both of which are destination class websites on the Internet. NFPG is an affiliated, privately held, state of Washington-based company which provides website design and Internet consulting services. The Company paid $133,333 cash plus 1,000,000 restricted common shares for CCS and $66,667 cash plus 450,000 restricted common shares for NFPG and 150,000 common shares as a finder's fee. The above transactions closed on June 15, 1999.

     The transaction was accounted for as a purchase. Accordingly, the Company's financial statements for the six months ended June 30, 1999 include the operations of CCS and NFPG from the date of acquisition (June 15, 1999). Under purchase accounting, the total purchase price was allocated to the tangible and intangible assets and liabilities of the acquirees based upon their respective estimated fair values as of the closing date. The excess purchase price over the identifiable assets and liabilities has been allocated entirely to goodwill as the Company was unable to obtain meaningful valuations for other intangible assets. The estimated purchase price and adjustments to the historical book value of the acquirees was as follows:

                   EWRX INTERNET SYSTEMS INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


3.   ACQUISITIONS (Continued)

          Purchase price, based on value
             of common stock issued plus cash paid            $ 1,960,000
          Fair value of net liabilities acquired                   17,345
                                                              -----------
          Purchase price in excess of net liabilities
             acquired                                         $ 1,977,345
                                                              ===========

          Goodwill                                            $ 1,977,345
                                                              ===========


     The common stock issued was valued based on the market price of the securities over a reasonable period of time before and after the companies reached an agreement on the purchase price and the proposed transaction was announced in June 1999. The market price was discounted by 20% due to the restrictions (Rule 144) on the securities and their thin market.

     The following unaudited pro forma consolidated information for the six months ended June 30, 1999 and the year ended December 31, 1998 gives effect to the transaction as if it had occurred at the beginning of each period. The unaudited pro forma consolidated information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the transaction been completed as of the beginning of that year, nor are they indicative of the Company's future results of operations.

                                             Period Ended         Year Ended
                                               June 30,          December 31,
                                                1999                 1998
                                          -------------------  -----------------
     Revenues                                $     74,776        $    241,184
     Net loss                                $   (924,674)       $ (1,440,743)
     Net loss per common share               $      (0.06)       $      (0.11)


     Goodwill is being amortized over five years. Amortization amounted to $32,956 for the period ended June 30, 1999.

                   EWRX INTERNET SYSTEMS INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


4.   RELATED PARTY TRANSACTIONS

     As  of  June  30,  1999  and  December  31,  1998,  $55,935  and  $203,241,
     respectively, had been advanced to the Company by certain shareholders.

     During the year ended December 31, 1998, and the six months ended June 30, 1999, the following amounts were paid to directors and former directors of the Company.

                                          Period Ended June 30,    December 31,
                                           1999          1998         1998
                                         ---------     --------    ------------
Management fees and salaries             $  87,212     $ 26,741     $ 52,057
Consulting fees on the Granat project       35,850       19,500       21,208
Expense reimbursements                      25,310        9,176       22,139
                                         ---------     --------     --------
                                         $ 148,372     $ 55,417     $ 95,404
                                         =========     ========     ========

5.   INCOME TAXES

     There were no temporary differences between the Company's tax and financial bases, except for the Company's net operating loss carryforwards amounting to approximately $2,150,000, $1,250,000 and $400,000 at June 30, 1999 and
     December 31, 1998 and 1997, respectively. These carryforwards will expire, if not utilized, in 2012-2014.

     The Company has deferred tax assets amounting to approximately $725,000, 425,000 and $135,000 at June 30, 1999, and December 31, 1998 and 1997,
     respectively, related to the net operating loss carryovers. The realization of the benefits from these deferred tax assets appears uncertain due to recurring net losses. Accordingly, a valuation allowance has been recorded which offsets the deferred tax assets at the end of each period.

6.   CAPITAL STOCK

     Subsequent to December 31, 1998, the 2,000,000 shares issued to Aurora (Note 3) were reacquired by the Company. An additional 1,600,000 shares issued to individuals in 1997 for cash ($.01 per share) and future services were also reacquired by the Company subsequent to December 31, 1998 (see
     Note 9). All of these shares were reacquired at no cost to the Company and returned to authorized and unissued common stock.

     During the period ended June 30, 1999, the Company issued 130,000 common shares to two individuals for their assistance in raising funds in a private placement of shares.

                   EWRX INTERNET SYSTEMS INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


6.   CAPITAL STOCK (Continued)

     The Company has issued compensatory stock options to employees and directors. A summary of the status of stock options is set forth below:

                                                Period Ended                 Year Ended                Period Ended
                                                June 30, 1999             December 31, 1998          December 31, 1997
                                          --------------------------   ----------------------    ------------------------
                                                           Weighted                  Weighted                  Weighted
                                                           Average                    Average                  Average
                                                           Exercise                  Exercise                  Exercise
             Stock Options                  Shares          Price        Shares         Price      Shares       Price
             -------------                -----------     ---------    ----------    --------    ----------    ---------
Outstanding, beginning or period             500,000       $ 0.25        500,000      $ 0.25             -       $  -
Granted                                    1,100,000       $ 0.57              -      $  -         500,000       $ 0.25
Exercised                                          -       $  -                -      $  -               -       $  -
Forfeited/expired                                  -       $  -                -      $  -               -       $  -
                                          ----------                    --------                 ---------
Outstanding, end of period                 1,600,000       $ 0.47        500,000      $ 0.25       500,000       $ 0.25
                                          ==========                    ========                 =========
Options exercisable, end of period         1,600,000       $ 0.47        500,000      $ 0.25       500,000       $ 0.25
                                          ==========                    ========                 =========

     Fair value for the stock underlying stock options was determined using information available from other stock sale transactions at or near the grant date. In management's opinion, these transactions between willing parties included the best information available at the time of grant to estimate the market value of the common stock of the Company. These fair values were used to determine the compensatory components of the stock options granted during the year ended December 31, 1997 and the six months ended June 30, 1999.

     Compensation costs for employee options are recognized as an expense in an amount equal to the excess of the fair market value of the stock at the date of measurement over the amount the employee must pay. The measurement date is generally the grant date. Under this method, compensation expense amounted to $119,250 for the six months ended June 30, 1999. There is no future compensation expense to be recorded in subsequent periods as of June 30, 1999. Using the fair value method, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999: dividend yield of 0.0 percent; expected volatility of 145 percent; risk free interest rates of 4.5 percent; expected lives of one year. The Company recorded an additional $41,939 in compensation expense during the six months ended June 30, 1999 under FASB Statement 123 for options issued to non-employees. Using the fair value method of FASB Statement 123 would have had no effect on the Company's net loss for 1997, as the fair value of the options issued was nominal. Using the fair value method of FASB Statement 123, net loss and net loss per common share for the six months ended June 30, 1999 would have been $(741,473) and $(.06), respectively.

                   EWRX INTERNET SYSTEMS INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


7.   COMMITMENTS AND CONTINGENCIES

     LEASE COMMITMENTS

     The Company leases office space under an operating lease which expires December 31, 1999. Future minimum rental commitments for 1999 amount to $13,000. Rent expense for the six months ended June 30, 1999 and 1998 and the years ended December 31, 1998 and 1997 amounted to $18,567, $31,687, $43,542 and $1,450, respectively.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The fair value of financial instruments classified as current assets or liabilities including cash and cash equivalents and notes and accounts payable approximate carrying value due to the short-term maturity of the instruments.

     CONCENTRATION OF CREDIT RISK

     The Company invests its cash and certificates of deposit primarily in deposits with major banks. Certain deposits, at times, are in excess of federally insured limits. The Company has not incurred losses related to its cash.

     UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could impact the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company will be fully resolved.

                   EWRX INTERNET SYSTEMS INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


7.   COMMITMENTS AND CONTINGENCIES (Continued)

     Employment Agreements

     The Company has employment agreements with two officers. Each agreement is for three years beginning May 4, 1999 and contains certain non-compete clauses, benefits, and termination clauses. The agreements provide for aggregate salaries for the two officers of $160,000 annually.

8.   NEW ACCOUNTING PRONOUNCEMENTS

     SFAS 129

     Statement of Financial Accounting Standards No. 129, Disclosure of Information about Capital Structure ("SFAS 129"), effective for periods ending after December 15, 1997, establishes standards for disclosing information about an entity's capital structure. SFAS 129 requires disclosure of the pertinent rights and privileges of various securities outstanding (stock, options, warrants, preferred stock, debt and participating rights) including dividend and liquidation preferences, participant rights, call prices and dates, conversion or exercise prices and redemption requirements. Adoption of SFAS 129 has had no effect on the Company as it currently discloses the information specified.

     SFAS 130

     In June 1997, the Financial Accounting Standards Board issued two new disclosure standards. Results of operations and financial position are unaffected by implementation of these new standard Statement of Financial Accounting Standards (SFAS) 130, "Reporting Comprehensive Income", establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company has reflected its foreign currency translation adjustment as other comprehensive income in the accompanying consolidated statement of changes in stockholders' equity.

     SFAS 131

     SFAS 131, "Disclosure about Segments of a Business Enterprise", establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major

                   EWRX INTERNET SYSTEMS INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


8.   NEW ACCOUNTING PRONOUNCEMENTS (Continued)

     SFAS 131 (Continued)

     customers. SFAS 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This accounting pronouncement has had no effect on the Company's financial statements for the periods presented. The Company will consider its effect on the consolidated financial statements in the future as a result of the acquisitions described in Note 3.

     SFAS 132

     Statement of Financial Accounting Standards (SFAS) 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits," revises standards for disclosures regarding pensions and other postretirement benefits. It also requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. This statement does not change the measurement or recognition of the pension and other postretirement plans. The financial statements are unaffected by implementation of this new standard.

     SFAS 133

     Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as
     (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for sale security, or a foreign-currency-denominated forecasted transaction. Because the Company has no derivatives, this accounting pronouncement has no effect on the Company's financial statements.

                   EWRX INTERNET SYSTEMS INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


9.   RESTATEMENT

     Certain errors resulting in an  understatement  of previously  reported net loss and overstatement of previously reported stockholders' equity as of December 31, 1997 and an overstatement of net loss for 1998 was discovered by management of the Company subsequent to the issuance of those financial statements. Accordingly, the financial statements have been restated to correct the errors. The errors discovered related to the Company's investment in Granat (Note 2). In the previously issued financial statements, the Company failed to account for the issuance and subsequent rescission of 2,000,000 common shares issued in the acquisition of the joint venture. The Company also failed to write off its investment in Granat until the decision was made to abandon the project in 1998. In the accompanying financial statements, the investment has been written off as funds were invested, since the Company did not have accurate information with which to account for its investment. Following is a summary of the effects of the restatement of the 1997 and 1998 financial statements:


                                                   1998             1997
                                                   ----             ----
           Increase (decrease) in:
           Stockholders' equity                 $       -        $(300,000)
                                                ---------        ---------
           Net loss                             $ 300,000        $(320,000)
                                                ---------        ---------
           Net loss per common share            $    0.07        $   (0.02)
                                                ---------        ---------

10.  SUBSEQUENT EVENTS

     In September, 1999 the Company completed a financing of 945,291 common shares at $0.85 per share for total proceeds of $803,497.

                  EWRX INTERNET SYSTEMS, INC. AND SUBSIDIARIES
                      Pro Forma Consolidated Financial Data



The unaudited pro forma consolidated statement of operations for the year ended December 31, 1998 and the six month period ended June 30, 1999 (the "pro forma statements of operations") have been prepared to illustrate the estimated effect of the acquisition by EWRX Internet Systems, Inc. ("EWRX") of 100% of the outstanding common stock of Classic Car Source, Inc. ("Classic Car") and North Fork Publishing Group, Inc. ("North Fork"). The three companies have entered into an agreement to merge, dated April 11, 1999. EWRX has paid $133,333 in cash plus 1,000,000 restricted common shares for Classic Car and $66,667 in cash and 450,000 restricted common shares for North Fork and 150,000 common shares as a finder's fee. The transactions closed on June 15, 1999. The pro forma statements do not reflect any anticipated cost savings from the acquisitions, or any synergies that are anticipated to result from the combination, and there can be no assurance that any such cost savings or synergies will occur. The pro forma statements of operations give pro forma effect to the acquisition as if it had occurred at the beginning of each period. The pro forma statements of operations do not purport to be indicative of the results of operations of the Company that would have actually been obtained had such transaction been completed as of the assumed dates and for the periods presented, or which may be obtained in the future. The pro forma adjustments are described in the accompanying notes and are based upon available information and certain assumptions that the Company believes are reasonable. The pro forma statements of operations should be read in conjunction with the separate historical consolidated financial statements of each company and the notes thereto.

A preliminary allocation of the purchase price has been made to major categories of assets and liabilities in the accompanying pro forma statements of operations based on available information. The actual allocation of purchase price and the resulting effect on income from operations may differ significantly from the pro forma amounts included herein. These pro forma adjustments represent the Company's preliminary determination of purchase accounting adjustments and are based upon available information and certain assumptions that the Company believes to be reasonable. Consequently, the amounts reflected in the pro forma statements of operations are subject to change, and the final amounts may differ substantially.

                                  EWRX INTERNET SYSTEMS, INC. AND SUBSIDIARIES
                                 PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                                         Six Months Ended June 30, 1999
                                                 (Unaudited)


                                                                              For the Period
                                                                      Prior to Date of Acquisition
                                                                      ----------------------------
                                                                        CLASSIC            NORTH                       Pro Forma
                                                            EWRX          CAR              FORK         Adjustments  Consolidated
                                                         ----------   -----------       ----------     ------------  ------------

Revenue                                                  $    4,993     $ 29,960         $ 39,823                      $   74,776
                                                         ----------     --------         --------       ---------      ----------

Operating expenses:
      Salaries                                              314,740       98,174           61,749                         474,663
      Consulting, management and professional fees          107,518        4,214           15,609                         127,341
      Depreciation and amortization                          35,259        2,365                - (1)   $ 164,780         202,404
      General and administrative                            150,633       18,450           25,959                         195,042
                                                         ----------    ---------       ----------       ---------      ----------
          Total operating expenses                          608,150      123,203          103,317         164,780         999,450
                                                         ----------    ---------       ----------       ---------      ----------
              Net loss                                   $ (603,157)   $ (93,243)      $  (63,494)      $(164,780)     $ (924,674)
                                                         ==========    =========       ==========       =========      ==========


Basic net loss per share                                 $    (0.05)                                                   $    (0.06)
                                                         ==========                                                    ==========

Weighted average common shares outstanding               12,836,345                                     1,600,000      14,436,345
                                                         ==========                                     =========      ==========

       (1)To record additional amortization of goodwill for the period prior to date of acquisition.



                                   EWRX INTERNET SYSTEMS, INC. AND SUBSIDIARIES
                                  PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                                            Year Ended December 31, 1998
                                                   (Unaudited)




                                                                            CLASSIC       NORTH                       Pro Forma
                                                               EWRX           CAR         FORK       Adjustments    Consolidated
                                                            ----------     ---------    --------     -----------    ------------
Revenue                                                     $        -     $ 156,359    $ 84,825      $        -     $   241,184
                                                            ----------     ---------    ---------     ----------     -----------

Operating expenses:
     Loss from write-off of investment                         362,532             -           -                         362,532
     Salaries                                                   51,531       186,118           -                         237,649
     Consulting, management and professional fees              147,173           744      47,650                         195,567
     Depreciation and amortization                               4,165         5,269           - (1)     395,472         404,906
     General and administrative                                337,468        55,924      87,881                         481,273
                                                            ----------     ---------    --------      ----------     -----------
         Total operating expenses                              902,869       248,055     135,531         395,472       1,681,927
                                                            ----------     ---------    --------      ----------     -----------
             Net loss                                       $ (902,869)    $ (91,696)   $(50,706)     $ (395,472)    $(1,440,743)
                                                            ==========     =========    ========      ==========     ===========

Basic net loss per share                                    $    (0.08)                                              $     (0.11)
                                                            ==========                                               ===========

Weighted average common shares outstanding                  11,856,316                                 1,600,000      13,456,316
                                                            ==========                                ==========     ===========


      (1) To record goodwill amortization for the year.

                  EWRX INTERNET SYSTEMS, INC. AND SUBSIDIARIES
                 Notes to Pro Forma Consolidated Financial Data


1. The acquisition of Classic Car and North Fork was accounted for under the purchase method of accounting. EWRX is considered the acquiring company for accounting purposes under this method and its operations are considered the historical operations of the reporting entity. Under purchase accounting, the total purchase price was allocated to the tangible and intangible assets and liabilities of Classic Car and North Fork based upon their respective fair values as of the closing date based upon valuations and other analyses. The estimated purchase price and preliminary adjustments to the historical book value of Classic Car and North Fork are as follows:

          Purchase price, based on value
             of common stock issued plus cash paid            $ 1,960,000
          Book value of net liabilities acquired                   17,345
                                                              -----------
          Purchase price in excess of net liabilities
             acquired                                         $ 1,977,345
                                                              ===========

          Goodwill                                            $ 1,977,345
                                                              ===========

2. Depreciation and amortization was increased by $395,472 and $164,780 for the year ended December 31, 1998 and the six months ended June 30, 1999, respectively, as a result of the purchase adjustments. Goodwill is being amortized over its estimated useful life of five years.

3. The 1,600,000 shares issued in the acquisition have been assumed to be issued at the beginning of each period presented.

                          INDEPENDENT AUDITORS' REPORT



Board of Directors
Classic Car Source, Incorporated

We have audited the accompanying balance sheets of Classic Car Source, Incorporated as of December 31, 1998 and 1997, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Classic Car Source, Incorporated as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 5 to the financial statements, certain errors resulting in an overstatement of previously reported stockholders' equity as of December 31, 1997 and 1998 were discovered by management of the Company subsequent to the issuance of those financial statements. Accordingly, the financial statements have been restated to correct the errors.





                                               Jackson & Rhodes P.C.


Dallas, Texas
July 30, 1999

                                                CLASSIC CAR SOURCE, INCORPORATED
                                                        BALANCE SHEETS



                                                           Assets
                                                                                                             December 31,
                                                                                    June 14,        -------------------------------
                                                                                      1999              1998              1997
                                                                                 ---------------    -------------     -------------
                                                                                  (Unaudited)        (Restated)        (Restated)
Current assets:
    Cash                                                                           $    25,665       $     4,187       $     3,068
    Accounts receivable                                                                  8,581            21,434             8,400
                                                                                   -----------       -----------       ------------
       Total current assets                                                             34,246            25,621            11,468
                                                                                   -----------       -----------       ------------

Property and equipment:
    Furniture and fixtures                                                               1,395             1,395             1,395
    Computer equipment                                                                  18,044            18,044            20,599
                                                                                   -----------       -----------       ------------
                                                                                        19,439            19,439            21,994
    Less accumulated depreciation                                                      (15,527)          (14,745)          (12,889)
                                                                                   -----------       -----------       ------------
       Net property and equipment                                                        3,912             4,694             9,105
                                                                                   -----------       -----------       ------------

Other assets:
    Goodwill, net of amortization of $3,482 and $1,900, respectively                    15,515            17,100                 -
                                                                                   -----------       -----------       ------------
                                                                                   $    53,676       $    47,415       $    20,573
                                                                                   ===========       ===========       ============


                                          Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
    Accounts payable                                                               $    36,816       $    39,431       $    45,434
    Accrued liabilities (Note 5)                                                             -           369,582           184,791
    Due to affiliates                                                                   25,614                 -                 -
    Due to shareholders                                                                  4,322             4,444             1,844
                                                                                   -----------       -----------       ------------
         Total current liabilities                                                      66,752           413,457           232,069
                                                                                   -----------       -----------       ------------
Commitments and contingencies (Note 4)                                                       -                 -                 -

Stockholders' equity (deficit):
    Common stock, no par value, 100,000 shares authorized; 67,019
       42,789 and 49,074 shares issued and outstanding                                 485,919            39,710           102,560
    Accumulated deficit                                                               (498,995)         (405,752)         (314,056)
                                                                                   -----------       -----------       ------------
       Total stockholders' equity (deficit)                                            (13,076)         (366,042)         (211,496)
                                                                                   -----------       -----------       ------------
                                                                                   $    53,676       $    47,415       $    20,573
                                                                                   ===========       ===========       ============


                                        See accompanying notes to financial statements.


                                               CLASSIC CAR SOURCE, INCORPORATED
                                                   STATEMENTS OF OPERATIONS




                                                               Seven Months Ended                        Years Ended
                                                                    June 14,                             December 31,
                                                        --------------------------------       --------------------------------
                                                           1999                 1998              1998                  1997
                                                        -----------          -----------       -----------          -----------
                                                        (Unaudited)          (Unaudited)
Revenues:
      Advertising                                       $   26,173           $  36,241          $  86,021           $   45,085
      Design                                                 1,250              15,950             40,233               28,100
      Networking                                             2,537              10,735             30,105               11,875
                                                        ----------           ---------          ---------           ----------
            Total revenues                                  29,960              62,926            156,359               85,060
                                                        ----------           ---------          ----------          ----------

Expenses:
      Operating                                              8,729              24,478             36,440               42,404
      General and administrative                           114,474             108,631            213,421              249,193
                                                        ----------           ---------          ----------          ----------
            Total expenses                                 123,203             133,109            249,861              291,597
                                                        ----------           ---------          ----------          ----------
                 Loss from operations                      (93,243)            (70,183)           (93,502)            (206,537)
Other income                                                     -                   -              1,806                    -
                                                        ----------           ---------          ----------          ----------
                 Net loss                               $  (93,243)          $ (70,183)         $ (91,696)          $ (206,537)
                                                        ==========           =========          ==========          ==========

Basic net loss per share                                $    (1.99)          $   (1.51)         $   (2.00)          $    (4.26)
                                                        ==========           =========          ==========          ==========

Weighted average common shares outstanding                  46,797              46,455              45,932              48,495
                                                        ==========           =========          ==========          ==========
















                                         See accompanying notes to financial statements.


                                           CLASSIC CAR SOURCE, INCORPORATED
                                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                              For the Period Ended June 14, 1999 (Unaudited) and Years Ended
                                             December 31, 1998 and 1997




                                                                           Common Stock
                                                                    --------------------------     Accumulated
                                                                     Shares           Amount         Deficit         Total
                                                                    ---------       ----------     -----------    -----------
Balance, December 31, 1996                                            47,915        $  90,970      $ (107,519)     $ (16,549)

Common stock issued for services                                         264            2,640               -          2,640

Common stock issued for contract fee                                     895            8,950               -          8,950

Net loss                                                                   -                -        (206,537)      (206,537)
                                                                    --------        ----------     ----------      ---------

Balance, December 31, 1997 (restated)                                 49,074          102,560        (314,056)      (211,496)

Common stock issued for wages                                             96              960               -            960

Common stock issued for contract fees                                    286            2,860               -          2,860

Common stock issued for acquisition                                    1,900           19,000               -         19,000

Common stock redemptions                                              (8,567)         (85,670)                       (85,670)

Net loss                                                                   -                -         (91,696)       (91,696)
                                                                   ---------        ----------     ----------      ---------

Balance, December 31, 1998 (restated)                                 42,789           39,710        (405,752)      (366,042)

Common stock issued for accrued liabilities (Note 5)                  24,267          446,579               -        446,579

Common stock redemptions                                                 (37)            (370)              -           (370)

Net loss                                                                   -                -         (93,243)       (93,243)
                                                                   ---------        ----------     ----------      ---------

Balance, June 14, 1999 (unaudited)                                    67,019        $ 485,919      $ (498,995)     $ (13,076)
                                                                   =========        ==========     ==========      =========








                                      See accompanying notes to financial statements.


                                                CLASSIC CAR SOURCE, INCORPORATED
                                                    STATEMENTS OF CASH FLOWS



                                                                             Period Ended                    Years Ended
                                                                               June 14,                      December 31,
                                                                      ---------------------------    ---------------------------
                                                                         1999           1998            1998             1997
                                                                      -----------     -----------    -----------      ----------
                                                                      (Unaudited)     (Unaudited)
Net loss                                                              $  (93,243)     $ (70,183)      $ (91,696)      $ (206,537)
Adjustments to reconcile net loss to net
  cash provided by (used in) operating activities:
     Depreciation and amortization                                         2,364          2,635           5,269            5,941
     Common stock issued for services and fees                                 -          1,829           3,820           11,590
     Changes in assets and liabilities:
        Accounts receivable                                               12,853            865         (14,838)          (7,050)
        Accounts payable                                                  (2,615)        (1,708)         (6,005)            (733)
        Accrued liabilities                                               76,997         92,396         184,791          184,791
                                                                      ----------      ---------       ---------       ----------
           Net cash provided by (used in) operating activities            (3,644)        25,834          81,341          (11,998)
                                                                      ----------      ---------       ---------       ----------

Cash flows from investing activities:
     Disposal (purchase) of furniture and equipment                            -              -           2,848             (324)
                                                                      ----------      ---------       ---------       ----------

Cash flows from financing activities:
     Affiliate advances                                                   25,614              -               -                -
     Bank overdraft                                                            -              -               -             (312)
     Shareholder advances                                                   (122)       (23,336)          2,600           15,702
     Common stock redemptions                                               (370)             -         (85,670)               -
                                                                      ----------      ---------       ---------       ----------
           Net cash provided by (used in) financing activities            25,122        (23,336)        (83,070)          15,390
                                                                      ----------      ---------       ---------       ----------

Net increase in cash                                                      21,478          2,498           1,119            3,068

Cash at beginning of year                                                  4,187          3,068           3,068                -
                                                                      ----------      ---------       ---------       ----------

Cash at end of year                                                   $   25,665      $   5,566       $   4,187       $    3,068
                                                                      ==========      =========       =========       ==========






Non-cash transactions:
     During 1998, the Company acquired Classic Truck Shop for 1,900 shares of common stock valued at
       $19,000 (Note 3).
     During the period ended June 14, 1999, the Company issued 24,267 shares for $446,579 in accrued liabilities (Note 5).



                                        See accompanying notes to financial statements.

                        CLASSIC CAR SOURCE, INCORPORATED
                          Notes to Financial Statements
                     June 14, 1999 and 1998 (Unaudited) and
                           December 31, 1998 and 1997


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF BUSINESS

     The Company was incorporated on March 13, 1996, under the state of Washington Business Corporation Act. The Company was established to create a source of on-line publishing of information and entertainment for classic vehicle collectors.

     All of the Company's outstanding common shares and all the outstanding common shares of North Fork Publishing Group, Inc. ("NFPG"), an affiliated company, were acquired in June 1999 by EWRX Internet Systems Inc. ("EWRX"). EWRX paid $133,333 cash plus 1,000,000 restricted common shares for the Company and $66,667 cash plus 450,000 restricted common shares for NFPG and 150,000 common shares as a finder's fee. The above transactions closed on June 15, 1999.

     USE OF ESTIMATES AND ASSUMPTIONS

     Preparation  of the  Company's  financial  statements  in  conformity  with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS

     The Company considers all liquid investments, with an original maturity of three months or less when purchased, to be cash equivalents.

     PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is computed principally by the straight-line method based on the estimated useful lives of five to seven years.

     INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                        CLASSIC CAR SOURCE, INCORPORATED
                          Notes to Financial Statements


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     RECLASSIFICATIONS

     Certain reclassifications have been made in the accompanying financial statements as of December 31, 1998 and 1997 from those previously issued.

     NET LOSS PER COMMON SHARE

     In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per share ("SFAS 128"). SFAS 128 provides a different method of calculating earnings per share than was formerly used in APB Opinion 15. SFAS 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflects the potential dilution of securities that could share in the earnings of the Company. The Company was required to adopt this standard in the fourth quarter of calendar 1997. Because the Company has no potential dilutive securities, the accompanying presentation is only of basic loss per share.

2.   RELATED PARTY TRANSACTIONS

     As of June 14,  1999,  December  31,  1998 and 1997,  $21,960,  $4,444  and
     $1,844, respectively, was due to certain shareholders as a result of net advances during the periods.

     The following amounts were paid to shareholders of the Company:

                                              Periods ended June 14,             Years Ended December 31,
                                              1999              1998              1998              1997
                                          -------------     -------------    ---------------    --------------
            Management fees                 $    2,625         $     668         $    1,200        $    1,200
            Consulting fees                     19,137             9,700             19,384            15,583
                                          -------------     -------------    ---------------    --------------

                                             $  21,762          $ 10,368          $  20,584         $  16,783
                                          =============     =============    ===============    ==============

     As of June 14, 1999, the Company was indebted to NFPG and EWRX in the aggregate amount of $25,614.

                        CLASSIC CAR SOURCE, INCORPORATED
                          Notes to Financial Statements


3.   ACQUISITION

     In July 1998, the Company acquired a sole proprietorship, Classic Truck Shop Online Magazine ("CTS") for 1,900 shares of common stock valued at $19,000. The acquisition has been accounted for as a purchase. The entire purchase price has been assigned to goodwill. Amortization of goodwill amounted to $1,900 for 1998 and $1,582 for the period ended June 14, 1999. No pro forma financial information, as if the acquisition had been made as of the beginning of the year, has been made since operations of CTS were nominal prior to acquisition.

4.   COMMITMENTS AND CONTINGENCIES

     LEASE COMMITMENTS

     The Company leases office space under an operating lease which expires April 30, 2000. Future minimum rental commitments for the remaining years amount to $9,803 in 1999 and $4,902 in 2000.

     Rent expense amounted to $2,100 and $2,340 for the periods ended June 14, 1999 and 1998, and $4,290 and $4,155 for the years ended December 31, 1998 and 1997, respectively.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. The fair value of financial instruments classified as current assets or liabilities including cash and cash equivalents and notes and accounts payable approximate carrying value due to the short-term maturity of the instruments.

     CONCENTRATION OF CREDIT RISK

     The Company invests its cash and certificates of deposit primarily in deposits with major banks. Certain deposits, at times, are in excess of federally insured limits. The Company has not incurred losses related to its cash.

     REVENUE CONCENTRATION

     One customer comprised approximately 10% of the Company's revenues in 1998.

                        CLASSIC CAR SOURCE, INCORPORATED
                          Notes to Financial Statements


4.   COMMITMENTS AND CONTINGENCIES (Continued)

     Uncertainty Due to the Year 2000 Issue

     The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could impact the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company will be fully resolved.

5.   COMMON STOCK AND RESTATEMENT

     During June 1999, the Company issued 24,267 shares to certain employees and a consultant as compensation for services over the previous 29 months. The Company has valued the shares at $18.40 each, the fair value at the time of issue, based on the value of the shares in the EWRX transaction, which closed on the same day. Management of the Company had agreed to compensate certain officers and employees over the periods by promising to issue shares of stock of the Company in the future, representing a certain percentage of the Company. Because the Company did not keep time records of its employees with which to determine a fair value of the services rendered each period, the fair value of the shares, aggregating $446,578, was allocated to expense on a pro rata basis during the period ended June 14, 1999 and the years ended December 31, 1998 and 1997. In previously issued financial statements, the Company had reported the accrued amount of the expenses at December 31, 1998 and 1997 as "stock to be issued" in stockholders' equity. The Company has restated the accompanying balance sheets as of December 31, 1998 and 1997 to report the accruals as accrued liabilities. The restatement has decreased stockholders' equity by $369,582 and $184,791 as of December 31, 1998 and 1997, respectively, from that previously reported.

6.   INCOME TAXES

     There were no material temporary differences between the Company's tax and financial bases, except for the Company's net operating loss carryforwards amounting to approximately $500,000, $400,000 and $300,000 at June 14, 1999 and December 31, 1998 and 1997, respectively. These carryforwards will expire, if not utilized, in 2012-2014.

     The Company has deferred tax assets amounting to approximately $170,000, $135,000 and $102,000 at June 14, 1999, December 31, 1998 and 1997,
     respectively, related to the net operating carryforwards. The realization of the benefits from these deferred tax assets appears uncertain due to recurring net losses. Accordingly, a valuation allowance has been recorded which offsets the deferred tax assets at the end of each period.

                          INDEPENDENT AUDITORS' REPORT



Board of Directors
North Fork Publishing Group, Inc.

We have audited the accompanying balance sheets of North Fork Publishing Group, Inc. as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Fork Publishing Group, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 3 to the financial statements, certain errors resulting in an understatement of previously reported stockholders' deficit as of December 31, 1997 and 1998 were discovered by management of the Company subsequent to the issuance of those financial statements. Accordingly, the financial statements have been restated to correct the errors.





                                                 Jackson & Rhodes P.C.



Dallas, Texas
July 30, 1999

                                     NORTH FORK PUBLISHING GROUP, INC.
                                              BALANCE SHEETS



                                                  Assets


                                                                                                        December 31,
                                                                         June 14,            ---------------------------------
                                                                           1999                 1998                  1997
                                                                        -----------          -----------          ------------
                                                                        (Unaudited)          (Restated)             (Restated)
Current assets:
     Cash                                                                    20,537          $   11,383            $      123
     Accounts receivable                                                      3,185              13,818                 1,850
     Due from shareholders                                                        -               2,450                   950
                                                                         -----------         -----------           -----------
                                                                         $   23,722          $   27,651            $    2,923
                                                                         ===========         ===========           ===========



                              Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
     Accounts payable                                                    $   15,077          $        -            $      346
     Accrued liabilities (Note 3)                                                 -             151,560                75,780
     Due to affiliates                                                       12,914                   -                     -
                                                                         -----------         -----------           -----------
             Total current liabilities                                       27,991             151,560                76,126
                                                                         -----------         -----------           -----------
Commitments and contingencies (Note 2)                                            -                   -                     -

Stockholders' equity (deficit):
     Common stock, no par value, 50,000 shares authorized
         10,906 and 7,350 shares issued and outstanding                     183,869                 735                   735
     Accumulated deficit                                                   (188,138)           (124,644)              (73,938)
                                                                         -----------         -----------           -----------
         Total stockholder's equity (deficit)                                (4,269)           (123,909)              (73,203)
                                                                         -----------         -----------           -----------
                                                                         $   23,722          $   27,651            $    2,923
                                                                         ===========         ===========           ===========







                                      See accompanying notes to financial statements.


                                             NORTH FORK PUBLISHING GROUP, INC.
                                                 STATEMENTS OF OPERATIONS



                                                            Period Ended                     Years Ended
                                                              June 14,                       December 31,
                                                   ------------------------------     ---------------------------
                                                      1999               1998            1998            1997
                                                   -----------        -----------     ----------      -----------
                                                   (Unaudited)        (Unaudited)
Revenues:
       Advertising                                 $    2,222          $     918      $   4,064       $      55
       Networking                                       3,550                140         10,725             300
       Programming                                     34,051             18,708         70,037          21,350
                                                   ----------          ---------      ---------       ---------
             Total revenues                            39,823             19,766         84,825          21,705
                                                   ----------          ---------      ---------       ---------

Expenses:
       Operating                                       77,358             45,590        124,626          94,505
       General and administrative                      25,959              4,605         10,905             888
                                                   ----------          ---------      ---------       ---------
             Total expenses                           103,317             50,195        135,531          95,393
                                                   ----------          ---------      ---------       ---------
Net loss                                           $  (63,494)         $ (30,429)     $ (50,706)      $ (73,688)
                                                   ==========          =========      =========       =========

Basic net loss per share                           $    (7.99)         $   (4.14)     $   (6.90)      $   (10.03)
                                                   ==========          =========      ==========      ==========

Weighted average common shares outstanding              7,942              7,350           7,350           7,350
                                                   ==========          =========      ==========      ==========
















                                             See accompanying notes to financial statements.


                                    NORTH FORK PUBLISHING GROUP, INC.
                         STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                              For the Period Ended June 14, 1999 (Unaudited)
                                and Years Ended December 31, 1998 and 1997




                                                                    Common Stock
                                                             ---------------------------       Accumulated
                                                               Shares          Amount            Deficit          Total
                                                             -----------    ------------      ------------     ------------
Balance, December 31, 1996                                       7,350       $     735         $     (250)      $     485

Net loss                                                             -               -            (73,688)        (73,688)
                                                              --------       ---------         ----------       ----------

Balance, December 31, 1997 (restated)                            7,350             735            (73,938)        (73,203)

Net loss                                                             -               -            (50,706)        (50,706)
                                                              --------       ---------         ----------       ----------

Balance, December 31, 1998 (restated)                            7,350             735           (124,644)       (123,909)

Common stock issued for accrued liabilities (Note 3)             3,556         183,134                  -         183,134

Net loss                                                             -               -            (63,494)        (63,494)
                                                              --------       ---------         ----------       ----------

Balance, June 14, 1999 (unaudited)                              10,906       $ 183,869         $ (188,138)      $  (4,269)
                                                              ========       =========         ==========       =========















                                        See accompanying notes to financial statements.


                                             NORTH FORK PUBLISHING GROUP, INC.
                                                 STATEMENTS OF CASH FLOWS



                                                                          Period Ended                    Year Ended
                                                                            June 14,                     December 31,
                                                                   --------------------------     -------------------------
                                                                      1999           1998            1998          1997
                                                                   -----------    -----------     ----------    -----------
                                                                   (Unaudited)    (Unaudited)
Net loss                                                           $  (63,494)    $  (30,429)     $ (50,706)     $ (73,688)
Adjustments to reconcile net loss to net
  cash provided by (used in) operating activities:
   Changes in assets and liabilities:
      Accounts receivable                                              10,633         (2,850)       (11,968)        (1,850)
      Accounts payable                                                 15,077           (346)          (346)           346
      Accrued liabilities                                              31,574         37,890         75,780         75,780
                                                                   ----------     ----------      ----------     ----------
        Net cash provided by (used in) operating activities            (6,210)         4,265         12,760            588
                                                                   ----------     ----------      ----------     ----------

Cash flows from financing activities:
   Advances (to) from affiliates                                       12,914              -              -              -
   Advances (to) from shareholder                                       2,450              -         (1,500)          (950)
                                                                   ----------     ----------      ----------     ----------
                                                                       15,364              -         (1,500)          (950)
                                                                   ----------     ----------      ----------     ----------
Net increase (decrease) in cash                                         9,154          4,265         11,260           (362)

Cash at beginning of period                                            11,383            123            123            485
                                                                   ----------     ----------      ----------     ----------

Cash at end of period                                              $   20,537     $    4,388      $  11,383      $     123
                                                                   ==========     ==========      ==========     ==========



        Noncash transactions:
          During June 1999, the Company issued 3,556 shares of common stock for $183,134 in accrued liabilities (see Note 3).













                                         See accompanying notes to financial statements.

                        NORTH FORK PUBLISHING GROUP, INC.
                          Notes to Financial Statements
                     June 14, 1999 and 1998 (Unaudited) and
                           December 31, 1998 and 1997

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF BUSINESS

     The Company was incorporated on March 13, 1996, under the state of Washington Business Corporation Act. The Company was established to provide internet marketing, design and internet database services on a contract basis to selected clients.

     All of the Company's outstanding common shares and all the outstanding common shares of Classic Car Source, Incorporated ("CCS"), an affiliated company, were acquired in June 1999 by EWRX Internet Systems Inc. ("EWRX"). EWRX paid $133,333 cash plus 1,000,000 restricted common shares for CCS and $66,667 cash plus 450,000 restricted common shares for the Company and 150,000 common shares as a finder's fee. The above transactions closed on June 15, 1999.

     USE OF ESTIMATES AND ASSUMPTIONS

     Preparation  of the  Company's  financial  statements  in  conformity  with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS

     The Company considers all liquid investments, with an original maturity of three months or less when purchased, to be cash equivalents.

     PROPERTY, EQUIPMENT AND DEPRECIATION

     Property and equipment are stated at cost. Depreciation is computed principally by the straight-line method based on the estimated useful lives of five to seven years.

     INCOME TAXES

     The Company has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporate income taxes, the stockholders of the Company are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision or liability has been recognized for federal income tax purposes for those periods as taxes are the personal responsibility of the Company's stockholders.

                        NORTH FORK PUBLISHING GROUP, INC.
                          Notes to Financial Statements



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     RECLASSIFICATIONS

     Certain reclassifications have been made to the 1997 and 1998 financial statements from those previously issued.

     NET LOSS PER COMMON SHARE

     In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per share ("SFAS 128"). SFAS 128 provides a different method of calculating earnings per share than was formerly used in APB Opinion 15. SFAS 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflects the potential dilution of securities that could share in the earnings of the Company. The Company was required to adopt this standard in the fourth quarter of calendar 1997. Because the Company has no potential dilutive securities, the accompanying presentation is only of basic loss per share.

2.   COMMITMENTS AND CONTINGENCIES

     LEASE COMMITMENTS

     The Company leases office space under an operating lease which expires November 30, 1999. Future minimum rental commitments for the remaining years amount to $8,811.

     Rent expense for the periods ended June 14, 1999 and 1998 amounted to $4,628 and $390, respectively, and for the year ended December 31, 1998 amounted to $2,643. The Company incurred no rent expense during 1997.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The fair value of financial instruments classified as current assets or liabilities including cash and cash equivalents and notes and accounts payable approximate carrying value due to the short-term maturity of the instruments.

     CONCENTRATION OF CREDIT RISK

     The Company invests its cash and certificates of deposit primarily in deposits with major banks.

                        NORTH FORK PUBLISHING GROUP, INC.
                          Notes to Financial Statements

2.   COMMITMENTS AND CONTINGENCIES (Continued)

     REVENUE CONCENTRATION

     One customer comprised approximately 10% of the Company's revenues in 1998.

     UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could impact the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company will be fully resolved.

3.   COMMON STOCK AND RESTATEMENT

     During June 1999, the Company issued 3,556 shares to an employee and a consultant as compensation for services over the previous 29 months. The Company has valued the shares at $51.50 each, the fair value at the time of issue, based on the value of the shares in the EWRX transaction, which closed on the same day. Management of the Company had agreed to compensate certain officers and employees over the periods by promising to issue shares of stock of the Company in the future, representing a certain percentage of the Company. Because the Company did not keep time records of its employees with which to determine a fair value of the services rendered each period, the fair value of the shares, aggregating $183,134, was allocated to expense on a pro rata basis during the period ended June 14, 1999 and the years ended December 31, 1998 and 1997. In previously issued financial statements, the Company had reported the accrued amount of the expenses at December 31, 1998 and 1997 as "stock to be issued" in stockholders' equity (deficit). The Company has restated the accompanying balance sheets as of December 31, 1998 and 1997 to report the accruals as accrued liabilities. The restatement has increased stockholders' deficit by $151,560 and $75,780 as of December 31, 1998 and 1997, respectively, from that previously reported.

4.   RELATED PARTY TRANSACTIONS

     As of June 14, 1999, the Company was indebted to EWRX and CCS in the aggregate amount of $12,914.

     The Company paid certain directors of the Company $35,385 during the period ended June 14, 1999 for wages and consulting services.

                                    PART III

Item 1.   INDEX TO EXHIBITS

Exhibit
Number                  Description
---------               -----------

 2.1 (i)   "STOCK PURCHASE AND SALE AGREEMENT" (April 11, 1999)*

 2.1 (ii)  "MERGER AGREEMENT AND PLAN OF REORGANIZATION" (June 15, 1999)*

 2.3 (i)   Agreement with Optima Promotions (September 1, 1998)*

 2.3 (ii)  Agreement with Harmonic Research Inc. (July 12, 1999)*

 3.1       Articles of Incorporation of the Registrant. (June 24, 1999)*

 3.2       By-laws of the Registrant. (June 25, 1999)*

 3.3       Specimen certificate for Common Stock, $0.001 par value.*

 3.4 Certificate of Amendment to Articles of Incorporation of the Registrant. (May 18, 1999)*

10.1 (i)   Employment agreement with Johnscott Lee. (May 4, 1999)*

10.1 (ii)  Employment agreement with Dan Jondron. (May 4, 1999)*

10.4       Letter of Intent - EWRX Internet Systems Inc. & Xceed, Inc.
           (July 6, 1999)*

10.5 (i)   Stock Option Plan of the Registrant. (August 18, 1999)*

10.5 (ii)  Stock Option Agreements (May 6, 1999)*

22.1 (i)   Subsidiaries of the Registrant*

22.1 (ii)  Company Structure*

24.1       Consent of Independent Auditors*

27         Financial Data Schedule

--------------------
*  Previously filed.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     EWRX INTERNET SYSTEMS, INC.
                                             (Registrant)


                                          December 7, 1999
                                  ----------------------------------
                                                (Date)


                                        /s/ Ronald C. Davis
                                  ----------------------------------
                                        Ronald C. Davis
                                        Director, President and
                                        Chief Executive Officer




                                        /s/ William R. Wilson
                                  ----------------------------------
                                        William R. Wilson
                                        Director and Secretary


                                      31